Report on review of consolidated interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as at March 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2013, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, April 25, 2013.

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5

CRC 2SP000160/O-5

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

ASSETS	NOTE	03/31/2013	12/31/2012
Cash and deposits on demand	4	13,737	13,967
Central Bank compulsory deposits	5	61,861	63,701
Interbank deposits	6	17,894	23,826
Securities purchased under agreements to resell	6	182,766	162,737
Financial assets held for trading	7a	131,366	145,516
Pledged as collateral		28,841	2,348
Other		102,525	143,168
Financial assets designated at fair value through profit or loss	7b	224	220
Derivatives	8 and 9	9,266	11,597
Available-for-sale financial assets	10	81,245	90,869
Pledged as collateral		21,548	25,929
Other		59,697	64,940
Held-to-maturity financial assets	11	3,377	3,202
Pledged as collateral		158	120
Other		3,219	3,082
Loan operations and lease operations portfolio, net	12	346,991	341,271
Loan operations and lease operations portfolio		372,015	366,984
(-) Allowance for loan and lease losses		(25,024)	(25,713)
Other financial assets	20a	42,485	44,492
Investments in associates and jointly controlled entities	13	3,147	3,005
Fixed assets, net	15	5,660	5,628
Intangible assets, net	16	4,839	4,671
Tax assets		32,384	32,412
Income tax and social contribution - current		2,535	3,198
Income tax and social contribution - deferred	27b	29,022	28,381
Other		827	833
Assets held for sale	36	112	117
Other assets	20a	10,301	9,923
TOTAL ASSETS		947,655	957,154

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	03/31/2013	12/31/2012
Deposits	17	238,555	243,200
Securities sold under repurchase agreements	19a	262,892	267,405
Financial liabilities held for trading	18	594	642
Derivatives	8 and 9	8,385	11,069
Interbank market debt	19a	99,357	97,073
Institutional market debt	19b	69,233	72,028
Other financial liabilities	20b	47,715	50,255
Reserves for insurance and private pension	30c lll	93,694	90,318
Liabilities for capitalization plans		2,930	2,892
Provisions	32	19,171	19,209
Tax liabilities		5,014	7,109
Income tax and social contribution - current		976	2,560
Income tax and social contribution - deferred	27b II	2,766	3,038
Other		1,272	1,511
Other liabilities	20b	22,938	19,956
Total liabilities		870,478	881,156
Capital	21a	45,000	45,000
Treasury shares	21a	(1,386)	(1,523)
Additional paid-in capital		924	888
Appropriated reserves	21d	22,354	22,423
Unappropriated reserves		8,395	7,379
Cumulative other comprehensive income		968	1,735
Total stockholders’ equity attributed to the owners of the parent company		76,255	75,902
Non-controlling interests		922	96
Total stockholders’ equity		77,177	75,998
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		947,655	957,154

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for earnings per share information)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
Banking product		19,446	20,836
Interest and similar income	23a	21,352	26,349
Interest and similar expense	23b	(8,494)	(13,383)
Dividend income		64	64
Net gain (loss) from investment securities and derivatives	23c	(941)	1,050
Foreign exchange results and exchange variation on transactions		383	469
Banking service fees	24	5,257	4,662
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,678	1,474
Income from insurance and private pension	30b III	6,877	5,198
Premium reinsurance	30b III	(275)	(225)
Change in reserves for insurance and private pension		(5,041)	(3,622)
Revenue from capitalization plans		117	123
Other income	25	147	151
Losses on loans and claims		(4,342)	(5,334)
Expenses for allowance for loan and lease losses	12b	(4,861)	(6,063)
Recovery of loans written-off as loss		1,086	1,193
Expenses for claims		(675)	(570)
Recovery of claims under reinsurance		108	106
Operating margin		15,104	15,502
Other operating income (expenses)		(10,294)	(10,169)
General and administrative expenses	26	(9,164)	(8,920)
Tax expenses		(1,182)	(1,209)
Share of profit or (loss) in associates and jointly controlled entities	13	52	(40)
Income before income tax and social contribution	27	4,810	5,333
Current income tax and social contribution		(1,868)	(2,709)
Deferred income tax and social contribution		548	855
NET INCOME		3,490	3,479
Net income attributable to owners of the parent company	28	3,482	3,285
Net income attributable to non-controlling interests		8	194
EARNINGS PER SHARE - BASIC
Common		0.77	0.73
Preferred		0.77	0.73
EARNINGS PER SHARE - DILUTED	28
Common		0.77	0.73
Preferred		0.77	0.73
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	28
Common		2,289,284,300	2,289,284,300
Preferred		2,232,162,278	2,227,800,664
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	28
Common		2,289,284,300	2,289,284,300
Preferred		2,246,065,306	2,241,526,859

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
Net income		3,490	3,479
Available-for-sale financial assets		(958)	167
Change in fair value		(1,528)	475
(Gains)/losses transferred to income on disposal	10	8	(217)
Income tax effect	18	562	(91)
Cash flow hedge and hedge of net investment in foreign operation	9	252	(113)
Change in fair value		419	(178)
Income tax effect		(167)	65
Benefits of Pension Plan and Healthcare		1	-
(Gains)/losses		2	-
Income tax effect		(1)	-
Foreign exchange differences on foreign investments		(62)	(27)
Share of other comprehensive income in Associates and jointly controlled entities – Available-for-sale financial assets - (Disposal of the Banco BPI S.A.)	26	-	78
Change in fair value		-	117
Income tax effect		-	(39)
Total comprehensive income		2,723	3,584
Comprehensive income attributable to non-controlling interests		8	194
Comprehensive income attributable to the owners of the parent company		2,715	3,390

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended March 31, 2013 and 2012

(In millions of Reais)

	Attributed to owners of the parent company										Total
							Other comprehensive income				stockholders’	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Benefits of Pension Plan and Healthcare	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Transactions with owners	-	188	22	(1,847)	-	(742)	-	-	-	-	(2,379)	(3)	(2,382)
Treasury shares - Granting of stock options – exercised options	-	188	22	-	-	-	-	-	-	-	210	-	210
Granting of stock options – exercised options	-	188	(21)	-	-	-	-	-	-	-	167	-	167
Granted options recognized	-	-	43	-	-	-	-	-	-	-	43	-	43
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Dividends and interest on capital (Note 21b)	-	-	-	(1,847)	-	(742)	-	-	-	-	(2,589)	(1)	(2,590)
Other	-	-	-	-	14	-	-	-	-	-	14	(398)	(384)
Total comprehensive income	-	-	-	-	-	3,285	245	-	(27)	(113)	3,390	194	3,584
Net income	-	-	-	-	-	3,285	-	-	-	-	3,285	194	3,479
Other comprehensive income for the period	-	-	-	-	-	-	245	-	(27)	(113)	105	-	105
Appropriations:
Legal reserve	-	-	-	138	-	(138)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	1,886	519	(2,405)	-	-	-	-	-	-	-
Balance at 03/31/2012	45,000	(1,475)	760	24,456	6,094	-	605	-	91	(565)	74,966	1,188	76,154
Change in the period	-	188	22	177	533	-	245	-	(27)	(113)	1,025	(207)	818
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	-	137	36	(1,887)	-	(655)	-	-	-	-	(2,369)	818	(1,551)
Treasury shares - Granting of stock options	-	137	36	-	-	-	-	-	-	-	173	-	173
Granting of stock options – exercised options	-	137	(18)	-	-	-	-	-	-	-	119	-	119
Granted options recognized	-	-	54	-	-	-	-	-	-	-	54	-	54
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	822	822
Dividends / Interest on capital (Note 21b)	-	-	-	(1,730)	-	(655)	-	-	-	-	(2,385)	(4)	(2,389)
Corporate reorganizations	-	-	-	(157)	-	-	-	-	-	-	(157)	-	(157)
Other	-	-	-	-	7	-	-	-	-	-	7	-	7
Total comprehensive income	-	-	-	-	-	3,482	(958)	1	(62)	252	2,715	8	2,723
Net income	-	-	-	-	-	3,482	-	-	-	-	3,482	8	3,490
Other comprehensive income for the period	-	-	-	-	-	-	(958)	1	(62)	252	(767)	-	(767)
Appropriations:
Legal reserve	-	-	-	124	-	(124)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	1,694	1,009	(2,703)	-	-	-	-	-	-	-
Balance at 03/31/2013	45,000	(1,386)	924	22,354	8,395	-	1,046	1	586	(665)	76,255	922	77,177
Change in the period	-	137	36	(69)	1,016	-	(958)	1	(62)	252	353	826	1,179

(1) Includes Share of other comprehensive income in associates and jointly controlled entities – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
ADJUSTED NET INCOME		13,521	13,320
Net income		3,490	3,479
Adjustments to net income:		10,031	9,841
Granted options recognized	22d	54	43
Effects of changes in exchange rates on cash and cash equivalents		268	579
Expenses for allowance for loan and lease losses	12b	4,861	6,063
Interest and foreign exchange expense from operations with subordinated debt		724	882
Interest expense from operations with debentures		20	26
Change in reserves for insurance and private pension		5,041	3,622
Revenue from capitalization plans		(117)	(123)
Depreciation and amortization	15 and 16	562	513
Deferred taxes		(548)	(855)
Share of profit or (loss) in associates and jointly controlled entities		(52)	40
(Gain) loss from available-for-sale securities	10	8	(217)
Interest and foreign exchange income from available-for-sale financial assets		(705)	(665)
Interest and foreign exchange income from held-to-maturity financial assets		(87)	(70)
(Gain) loss from sale of assets held for sale	25 and 26	(7)	(2)
(Gain) loss from sale of investments	25 and 26	(3)	4
(Gain) loss from sale of fixed assets	25 and 26	5	5
Other		8	(4)
CHANGE IN ASSETS AND LIABILITIES (*)		(13,791)	31,592
(Increase) decrease in Assets		(4,201)	29,026
Interbank deposits		(681)	(1,731)
Securities purchased under agreements to resell		(14,128)	10,324
Compulsory deposits with the Central Bank of Brazil		1,952	22,432
Financial assets held for trading		14,150	1,817
Derivatives (assets/liabilities)		(353)	713
Financial assets designated at fair value		(4)	(3)
Loan operations		(7,604)	(7,659)
Financial assets		1,286	1,850
Other tax assets		802	1,540
Other assets		379	(257)
(Decrease) increase in Liabilities		(9,590)	2,566
Deposits		(4,482)	(11,334)
Deposits received under securities repurchase agreements		(4,479)	14,387
Financial liabilities held for trading		(48)	(2,079)
Funds from interbank markets		2,266	(693)
Other financial liabilities		(3,175)	(1,246)
Technical reserve for insurance and private pension		(1,665)	448
Liabilities for capitalization plans		155	141
Provisions		2	811
Tax liabilities		914	1,356
Other liabilities		3,992	4,240
Payment of income tax and social contribution		(3,070)	(3,465)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		(270)	44,912
Interest on capital/dividends received from investments in associates and jointly controlled entities		9	22
Cash received from sale of available-for-sale financial assets		14,076	7,548
Cash received from redemption of held-to-maturity financial assets		86	165
Cash upon sale of assets held for sale		29	18
Cash upon sale of investments in associates and jointly controlled entities		3	-
Cash upon sale of fixed assets	15	3	188
Purchase of available-for-sale financial assets		(5,281)	(13,928)
Purchase of held-to-maturity financial assets		(173)	-
Purchase of fixed assets	15	(403)	(413)
Purchase of intangible assets	16	(275)	(332)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		8,074	(6,732)
Funding from institutional markets		80	5,544
Redemptions in institutional markets		(3,612)	(4,328)
Acquisition/Increase of interest of non-controlling stockholders		302	(2)
Granting of stock options – exercised options		119	167
Dividends and interest on capital paid to non-controlling interests		(4)	(1)
Dividends and interest on capital paid		(3,343)	(3,343)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(6,458)	(1,963)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 4	1,346	36,217

Cash and cash equivalents at the beginning of the period	4	45,775	38,105
Effects of changes in exchange rates on cash and cash equivalents		(268)	(579)
Cash and cash equivalents at the end of the period	4	46,854	73,743
Additional information on cash flow
Interest received		21,320	22,942
Interest paid		14,037	8,228
Non-cash transactions
Loans transferred to assets held for sale		-	1
Dividends and interest on capital declared and not yet paid		600	725

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.7

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At March 31, 2013 and 2012

(In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients are Brazilian-related or non-related customers throughout its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay and Uruguay. In 2012, we started operations in Colombia, which will gradually strengthen over 2013.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution and under several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities; (3) Consumer Credit - Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on April 25th, 2013.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.8

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

In order to improve the presentation and classification of insurance operations in the Consolidated Statement of Income, in accordance with IFRS 4, reclassifications adjustments were made in relation to insurance operations. Previously, income from insurance activities was presented in the Consolidated Statement of Income net of reinsurance held under the line item Income from Insurance and Private Pension and gross figures were presented in Note (30b III). In these financial statements this information will be presented by their gross amounts on separate line items in the Consolidated Statement of Income under the line items Income from insurance and private pension and Reinsurance premiums. Expenses for claims which previously were presented net under the line item Expenses for claims will also be presented gross of the recovery values of claims with reinsurance held under the line items  Expenses for claims and Recovery with Reinsurance Claims.

2.2. NEW PRONOUNCEMENTS; CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Accounting pronouncements applicable for period ended March 31, 2013

•	IFRS 7 – “Financial Instruments: Disclosures” - in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IAS 19 – “Employee Benefits” – this change excludes the alternative of using the “corridor” method, requires that all changes should be recorded in Cumulative other comprehensive income, and determines that the interest cost for the following year be calculated on the recognized amount in assets or liabilities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.9

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint Ventures”, proportionate consolidation is no longer permitted. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and special purpose entities. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. This pronouncement’s application has not resulted in significant impacts on the consolidated financial statements.

•	Annual improvements cycle (2009-2011) – IASB makes, on an annual basis, minor changes within a number of pronouncements with the purpose of clarifying current rules and avoiding dual meaning. In this cycle, IFRS 1 – “First-time adoption of IFRS”, IAS 1 – “Presentation of financial statements”, IAS 16 – “Property, plant and equipment”, IAS 32 – “Financial instruments presentation” and IAS 34 – “Interim financial reporting” were reviewed. There have been no significant impacts on the consolidated financial statements.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is not effective until January 1, 2014. The possible impacts arising from the adoption of this change are being analyzed.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significantly affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not effective until January 1, 2015, early adoption is permitted by IASB, but barred by the Central Bank of Brazil.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities” and IAS 27 – “Separate Financial Statements” – Applicable to investment entities, which invest in funds exclusively for obtaining return on capital valuation, investment income or both. This pronouncement is not effective until January 1, 2014. Any possible impacts of these amendments are being assessed.

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

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The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for Loan and Lease Losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2013, there was no improvement of models assumption, In 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 25,024 (R$ 25,713 at December 31, 2012).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,470 (R$ 3,413 at December 31, 2012).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred Income Tax and Social Contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 34,986 (R$ 35,003 as of December 31, 2012).

c)	Fair Value of Financial Instruments, Including Derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. Financial instruments recorded at fair value are assets amounting to R$ 222,101 (R$ 248,202 at December 31, 2012) of which R$ 9,266 are derivatives (R$ 11,597 at December 31, 2012) and liabilities in the amount of R$ 8,979 (R$ 11,711 at December 31, 2012) of which R$ 8,385 are derivatives (R$ 11,069 at December 31, 2012). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

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The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined Benefit Pension Plan

At March 31, 2013, an amount of R$ 12 (R$ 29 at December 31, 2012) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 868.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Contingent Assets and Liabilities

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 19,171 (R$ 19,209 at December 31, 2012).

f)	Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

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The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, defined in accordance with IAS 27 – “Consolidated and Separate Financial Statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – Special Purpose Entities”, in its Consolidated Financial Statements. As of January, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated Financial Statements”, which replaced IAS 27 and SIC 12.

In accordance with the IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with the IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with the IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with the IFRS 10.

The effects arising from adopting the IFRS 10, which gave rise to the change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously not consolidated, which started to be consolidated on January 1, 2013:

	12/31/2012	09/30/2012	06/30/2012	03/31/2012
Loan and Lease Operations	3,089	2,883	2,936	2,906
Total Assets	1,275	1,243	1,212	1,162
Total Liabilities	1,275	1,243	1,212	1,162
Non-controlling interests	29	46	42	36
Net Income / (Loss) atributable to non-controlling interests	(17)	5	6	10
Other Comprehensive Income	-	-	-	-

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The following table shows the main consolidated subsidiaries and consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at March 31, 2013, and December 31, 2012:

				Interest in voting capital at		Interest in total capital at
		Incorporation Country	Activity	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Investcred Unibanco S.A.	(1)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA International S.A.	(2)	Portugal	Financial institution	-	99.99%	-	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(3) Note 3d	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(4)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA International Limited		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(5) (Note 3b)	Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit card administrator	100.00%	100.00%	100.00%	100.00%

(1) Joint ventures previously proportionately consolidated, became fully consolidated as of 01/01/2013.

(2) Company merged on 02/01/2013 with Itaú BBA International Limited.

(3) New company name of Banco Banerj S.A..

(4) Does not include Redeemable Preferred Shares.

(5) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those jointly controlled entities, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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II -   Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III – Transactions with non-controlling stockholders

IFRS 10 – “Consolidated and Separate Financial Statements” establishes that changes in a ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary and investment in associates and jointly controlled entities, ITAÚ UNIBANCO HOLDING defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing is made or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

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II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/losses and amount to R$ (129) for the period for the period January 1, to March 31, 2013 (R$ (675) for the period January 1 to March 31, 2012).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

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In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

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The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
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•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 09.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.19

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

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VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small/Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII	- Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.21

VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months Management chose to use twelve months period as being the most representative, with those observed for portfolios of loans individually evaluated for impairment are at most 12 months, considering the review cycle for each credit.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

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A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small/Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

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In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-   Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets.
•	Funds from institutional markets.
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.25

h)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

I – Associates

In accordance with IAS 28 – “Investments in Associates and Joint Ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20% to 50%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and jointly controlled entities include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in Joint Ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint Arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously proportionally consolidated, which started to be accounted for under the equity method on January 1, 2013:

03/31/2013
Total assets (*)	49
Total liabilities (*)	22

(*) Composed of companies Olímpia Promoção e Serviços S.A., Rosefield Finance Ltd., MCC Securities Inc. and MCC Corredora de Bolsa.

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ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and jointly controlled entities after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and jointly controlled entities is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and jointly controlled entities is equal or above its interest in the associates and jointly controlled entities, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and jointly controlled entities.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and jointly controlled entities are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and jointly controlled entities are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and jointly controlled entities decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and jointly controlled entities are recognized in the consolidated statement of income.

i)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

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ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended March 31, 2013 and 2012, did not recognize any impairment losses related to fixed assets.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At March 31, 2013 and 2012, ITAÚ UNIBANCO HOLDING did not have any goodwill balance in our consolidated financial statements.

Goodwill of associates and jointly controlled entities is reported as part of investment in the consolidated balance sheet under Investments in associates and jointly controlled entities, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	INTANGIBLE ASSETS

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

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ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended March 31, 2013 and 2012, ITAÚ UNIBANCO HOLDING not recognized impairment losses, related to the association for the promotion and offer of financial products and services, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.29

03/31/2013
Income tax	15%
Additional income tax	10%
Social contribution (*)	15%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.30

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition Costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivates. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

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As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	POST-EMPLOYMENTS BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 368 from January 1 to March 31, 2013 (R$ 360 from January 1 to March 31, 2012).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated income of statement:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	past service cost – representing the change in the present value of defined benefit obligations caused by employee services in prior periods and that affect the current period.
•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

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In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss in the curtailment of the plan is the sum of two elements: (a) The recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) change in the projected benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other Post-Employment Benefit Obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.33

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking Service Fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	CAPITAL

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

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v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – Earnings per share.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

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Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody, and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank – Retail, (ii) Wholesale Bank, (iii) Consumer Credit – Retail, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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NOTE 3 - BUSINESS DEVELOPMENT

a)	BSF Holding S.A.

On April 14, 2011, Itaú Unibanco Holding S.A. entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to Itaú Unibanco Holding S.A., which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale securities	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets	33
Other assets	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Other liabilities	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100%	481
Interest acquired – 49%	236
Consideration paid	816
Goodwill	580

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and jointly controlled entities, and the impairment test is analyzed in relation to the total investment balance (including goodwill).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.37

b)	FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that conclusion its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on that date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it holds in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating right held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

In 2013 we will complete the final appropriation of the difference between the amount paid by FAI and the interest in its net assets at fair value.

c)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

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NOTE 04 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents in this note comprises the following items:

	03/31/2013	12/31/2012
Cash and deposits on demand	13,737	13,967
Interbank deposits	9,739	14,347
Securities purchased under agreements to resell	23,378	17,476
Total	46,854	45,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalent are R$ 8,155 (R$ 9,479 at December 31, 2012) and R$ 159,388 (R$ 145,261 at December 31, 2012), respectively.

NOTE 05 - CENTRAL BANK COMPULSORY DEPOSITS

	03/31/2013	12/31/2012
Non-interest bearing deposits	3,610	6,448
Interest-bearing deposits	58,251	57,253
Total	61,861	63,701

NOTE 06 - INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	03/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- Current	Total
Interbank deposits	17,096	798	17,894	23,430	396	23,826
Securities purchased under agreements to resell (*)	182,766	-	182,766	162,558	179	162,737
Total	199,862	798	200,660	185,988	575	186,563

(*) The amounts of R$ 6,218 (R$ 9,106 at December 31, 2012) are pledged in guarantee of operations on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros the amounts of R$ 91,178 (R$ 116,922 at December 31, 2012) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

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NOTE 07 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	03/31/2013				12/31/2012
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	Cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	1,378	51	-	1,429	1,422	47	(1)	1,468
Brazilian government securities (1a)	96,169	20	(713)	95,476	110,999	212	(5)	111,206
Brazilian external debt bonds	1,689	29	(9)	1,709	1,250	39	(3)	1,286
Government securities – abroad (1b)	760	14	(5)	769	860	16	(4)	872
Argentina	203	4	(4)	203	105	5	(4)	106
United States	295	9	-	304	335	10	-	345
Mexico	99	1	(1)	99	224	1	-	225
Chile	62	-	-	62	108	-	-	108
Uruguai	41	-	-	41	33	-	-	33
Colombia	34	-	-	34	34	-	-	34
Peru	26	-	-	26	21	-	-	21
Corporate securities (1c)	31,941	176	(134)	31,983	30,613	185	(114)	30,684
Shares	2,573	133	(125)	2,581	2,777	137	(99)	2,815
Securitized real estate loans	21	-	-	21	21	-	-	21
Bank deposit certificates	2,709	-	-	2,709	2,933	-	-	2,933
Debentures	5,204	8	-	5,212	4,629	8	(1)	4,636
Eurobonds and other	1,599	33	(9)	1,623	1,587	39	(14)	1,612
Financial credit bills	19,634	2	-	19,636	18,440	1	-	18,441
Promissory notes	50	-	-	50	20	-	-	20
Other	151	-	-	151	206	-	-	206
TOTAL	131,937	290	(861)	131,366	145,144	499	(127)	145,516

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were March 31, 2013: a) R$ 27,509 (R$ 1,881 at December 31, 2012), b) R$ 226, c) R$ 336 and d) R$ 770 (R$ 467 at December 31, 2012), totaling R$ 28,841 (R$ 2,348 at December 31, 2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.40

Realized and unrealized gains and losses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Financial assets held for trading
Gains	444	1,127
Losses	(1,436)	(458)
Total	(992)	669

The cost/amortized cost and fair value of financial assets held for trading by maturity are as follows:

	03/31/2013		12/31/2012
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	25,845	25,900	32,225	32,334
Non-stated maturity	3,950	4,009	4,199	4,284
Up to one year	21,895	21,891	28,026	28,050
Non-current	106,092	105,466	112,919	113,182
From one to five years	86,071	85,605	85,418	85,581
From five to ten years	13,795	13,688	17,878	17,934
After ten years	6,226	6,173	9,623	9,667
TOTAL	131,937	131,366	145,144	145,516

Financial assets held for trading include assets with a fair value of R$ 78,382 (R$ 75,146 at December 31, 2012) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.41

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	03/31/2013
	Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	219	5	-	224

	12/31/2012
	Cost/ amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	217	3	-	220

Realized and unrealized gains and losses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Designated at fair value through profit or loss
Gain	2	5

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	03/31/2013		12/31/2012
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Non-current - After ten years	219	224	217	220

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.42

NOTE 08 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 5,873 (R$ 4,895 at 12/31/2012) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.43

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair value
	03/31/2013	03/31/2013	03/31/2013	03/31/2013
Futures contracts	398,416	(54)	(62)	(116)
Purchase commitments	123,529	10	(1)	9
Foreign currency	6,585	17	1	18
Interbank market	89,031	(88)	-	(88)
Indices	22,170	81	(2)	79
Securities	5,539	-	-	-
Commodities	190	-	-	-
Other	14	-	-	-
Commitments to sell	274,887	(64)	(61)	(125)
Foreign currency	75,499	(55)	(59)	(114)
Interbank market	167,887	89	(1)	88
Fixed Rate	92	-	-	-
Indices	24,650	(100)	(1)	(101)
Securities	6,429	1	-	1
Commodities	330	1	-	1
Swap contracts		(566)	(220)	(786)
Asset position	136,214	2,235	1,125	3,360
Foreign currency	10,610	451	148	599
Interbank market	44,048	436	34	470
Fixed rate	40,219	474	256	730
Floating rate	5,256	15	4	19
Indices	35,565	836	664	1,500
Securities	516	23	16	39
Other	-	-	3	3
Liability position	136,780	(2,801)	(1,345)	(4,146)
Foreign currency	15,820	(768)	(170)	(938)
Interbank market	30,891	(107)	(7)	(114)
Fixed rate	43,906	(455)	(317)	(772)
Floating rate	6,715	(37)	(5)	(42)
Indices	38,754	(1,326)	(874)	(2,200)
Securities	645	(108)	28	(80)
Commodities	42	-	-	-
Other	7	-	-	-
Option contracts	1,311,965	(225)	117	(108)
Purchase commitments – long position	282,040	412	(95)	317
Foreign currency	16,100	204	(75)	129
Interbank market	39,722	44	15	59
Floating rate	122	1	(1)	-
Indices	224,658	136	(39)	97
Securities	596	9	7	16
Commodities	746	18	(7)	11
Other	96	-	5	5
Commitments to sell – long position	437,999	655	(9)	646
Foreign currency	7,432	89	(5)	84
Interbank market	39,778	67	(29)	38
Floating rate	760	1	-	1
Indices	386,412	356	(56)	300
Securities	2,771	108	35	143
Commodities	363	13	1	14
Other	483	21	45	66
Purchase commitments – short position	169,728	(406)	84	(322)
Foreign currency	10,133	(216)	95	(121)
Interbank market	22,041	(32)	(18)	(50)
Indices	136,828	(140)	13	(127)
Securities	488	(5)	(9)	(14)
Commodities	188	(13)	8	(5)
Other	50	-	(5)	(5)
Commitments to sell – short position	422,198	(886)	137	(749)
Foreign currency	7,869	(187)	(25)	(212)
Interbank market	100,720	(119)	64	(55)
Indices	311,657	(439)	176	(263)
Securities	1,017	(105)	(35)	(140)
Commodities	454	(15)	1	(14)
Other	481	(21)	(44)	(65)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.44

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	03/31/2013	03/31/2013	03/31/2013	03/31/2013
Forward operations (onshore)	43,107	686	33	719
Purchases receivable	7,089	670	15	685
Foreign currency	6,596	151	15	166
Fixed rate	304	304	-	304
Floating rate	187	187	-	187
Securities	-	28	-	28
Commodities	2	-	-	-
Purchases payable	4,713	(658)	30	(628)
Foreign currency	4,570	(146)	31	(115)
Fixed rate	-	(304)	-	(304)
Floating rate	-	(187)	-	(187)
Commodities	143	(21)	(1)	(22)
Sales receivable	17,845	2,588	(9)	2,579
Foreign currency	15,096	321	(12)	309
Interbank market	408	5	-	5
Fixed rate	1,192	1,227	(1)	1,226
Floating rate	442	443	-	443
Indices	1	1	-	1
Securities	571	564	3	567
Commodities	126	18	1	19
Other	9	9	-	9
Sales deliverable	13,460	(1,914)	(3)	(1,917)
Foreign currency	13,460	(277)	(3)	(280)
Fixed rate	-	(1,124)	-	(1,124)
Floating rate	-	(443)	-	(443)
Commodities	-	-	-	-
Credit derivatives	6,847	657	(5)	652
Asset position	3,440	751	8	759
Fixed rate	2,807	751	1	752
Securities	488	-	4	4
Other	145	-	3	3
Liability position	3,407	(94)	(13)	(107)
Fixed rate	2,709	(94)	(1)	(95)
Securities	668	-	(11)	(11)
Other	30	-	(1)	(1)
Forwards operations (offshore)	27,291	63	62	125
Asset position	13,763	195	51	246
Foreign currency	13,456	190	51	241
Indices	299	5	-	5
Securities	8	-	-	-
Liability position	13,528	(132)	11	(121)
Foreign currency	13,470	(131)	11	(120)
Interbank market	14	-	-	-
Indices	43	(1)	-	(1)
Títulos	1	-	-	-
Swap with USD check	1,067	3	(34)	(31)
Asset position – Interbank market	535	3	(3)	-
Liability position	532	-	(31)	(31)
Foreign currency	466	-	(30)	(30)
Interbank market	66	-	(1)	(1)
Check of swap – Asset position - Foreign currency	539	-	32	32
Other derivative financial instruments	5,920	240	154	394
Asset position	4,810	616	26	642
Foreign currency	467	109	4	113
Fixed rate	1,286	374	27	401
Securities	3,042	133	(6)	127
Other	15	-	1	1
Liability position	1,110	(376)	128	(248)
Foreign currency	176	(94)	136	42
Fixed rate	-	(282)	(2)	(284)
Securities	813	-	(4)	(4)
Other	121	-	(2)	(2)
	ASSETS	8,125	1,141	9,266
	LIABILITIES	(7,321)	(1,064)	(8,385)
	TOTAL	804	77	881

Derivative contracts mature as follows (in days):
Off-Balance Sheet – Notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2013
Futures	62,999	151,298	73,253	110,866	398,416
Swaps	6,099	34,103	23,521	70,256	133,979
Options	101,193	544,357	660,453	5,962	1,311,965
Forwards (onshore)	20,012	11,769	6,278	5,048	43,107
Credit derivatives	271	1,436	179	4,961	6,847
Forwards (offshore)	9,443	10,729	6,126	993	27,291
Swaps with USD check	-	-	14	518	532
Check of swap	-	-	16	523	539
Other	45	717	535	4,623	5,920

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.45

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Futures contracts	537,449	46	(69)	(23)
Purchase commitments	349,872	47	-	47
Foreign currency	15,013	29	-	29
Interbank market	289,816	11	-	11
Indices	38,012	6	-	6
Securities	6,731	-	-	-
Commodities	294	1	-	1
Other	6	-	-	-
Commitments to sell	187,577	(1)	(69)	(70)
Foreign currency	58,848	2	(68)	(66)
Interbank market	107,854	(5)	-	(5)
Indices	13,429	2	(1)	1
Securities	7,196	-	-	-
Commodities	250	-	-	-
Swap contracts		(906)	(476)	(1,382)
Asset position	130,949	2,131	1,555	3,686
Foreign currency	12,851	518	140	658
Interbank market	44,778	366	(7)	359
Fixed rate	35,527	444	379	823
Floating rate	4,742	13	4	17
Indices	32,492	741	1,011	1,752
Securities	559	49	25	74
Other	-	-	3	3
Liability position	131,855	(3,037)	(2,031)	(5,068)
Foreign currency	14,899	(860)	(227)	(1,087)
Interbank market	28,081	(89)	24	(65)
Fixed rate	45,070	(735)	(444)	(1,179)
Floating rate	6,652	(54)	(4)	(58)
Indices	36,526	(1,184)	(1,410)	(2,594)
Securities	569	(115)	30	(85)
Commodities	28	-	-	-
Other	30	-	-	-
Option contracts	2,027,095	(168)	(207)	(375)
Purchase commitments – long position	525,476	428	(202)	226
Foreign currency	15,634	227	(109)	118
Interbank market	80,332	57	(55)	2
Floating rate	174	1	(1)	-
Indices	428,463	125	(46)	79
Securities	632	7	13	20
Commodities	200	11	(4)	7
Other	41	-	-	-
Commitments to sell – long position	578,535	1,058	622	1,680
Foreign currency	12,098	130	(16)	114
Interbank market	20,343	125	100	225
Floating rate	923	1	-	1
Indices	541,676	614	478	1,092
Securities	3,054	165	37	202
Commodities	109	11	(3)	8
Other	332	12	26	38
Purchase commitments – short position	296,683	(473)	263	(210)
Foreign currency	11,990	(212)	91	(121)
Interbank market	45,296	(47)	46	(1)
Indices	238,695	(195)	139	(56)
Securities	592	(7)	(17)	(24)
Commodities	84	(12)	5	(7)
Other	26	-	(1)	(1)
Commitments to sell – short position	626,401	(1,181)	(890)	(2,071)
Foreign currency	9,379	(178)	6	(172)
Interbank market	117,429	(143)	(322)	(465)
Indices	497,633	(668)	(513)	(1,181)
Securities	1,455	(168)	(38)	(206)
Commodities	173	(12)	3	(9)
Other	332	(12)	(26)	(38)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.46

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forwards operations (onshore)	23,641	1,227	10	1,237
Purchases receivable	4,103	1,170	(3)	1,167
Foreign currency	3,116	185	(3)	182
Fixed rate	727	727	-	727
Floating rate	258	258	-	258
Commodities	2	-	-	-
Purchases payable	5,894	(1,077)	13	(1,064)
Foreign currency	5,759	(82)	13	(69)
Fixed rate	-	(727)	-	(727)
Floating rate	-	(258)	-	(258)
Commodities	135	(10)	-	(10)
Sales receivable	12,054	2,368	(5)	2,363
Foreign currency	6,788	107	(3)	104
Interbank market	2,908	7	-	7
Fixed rate	868	891	(1)	890
Floating rate	395	396	(1)	395
Indices	5	5	-	5
Securities	961	951	(2)	949
Commodities	129	11	2	13
Sales deliverable	1,590	(1,234)	5	(1,229)
Foreign currency	1,558	(58)	4	(54)
Fixed rate	-	(779)	-	(779)
Floating rate	-	(396)	1	(395)
Commodities	32	(1)	-	(1)
Credit derivatives	6,198	630	8	638
Asset position	3,150	734	(6)	728
Fixed rate	2,307	734	(12)	722
Securities	650	-	5	5
Other	193	-	1	1
Liability position	3,048	(104)	14	(90)
Fixed rate	2,810	(104)	20	(84)
Securities	232	-	(6)	(6)
Other	6	-	-	-
Forwards operations (offshore)	39,875	(47)	80	33
Asset position	18,969	315	64	379
Foreign currency	18,522	305	64	369
Floating rate	410	8	-	8
Indices	25	2	-	2
Securities	12	-	-	-
Liability position	20,906	(362)	16	(346)
Foreign currency	20,890	(362)	16	(346)
Interbank market	14	-	-	-
Indices	2	-	-	-
Swap with USD check	1,087	(1)	(41)	(42)
Asset position – Interbank market	543	-	-	-
Liability position	544	(1)	(41)	(42)
Foreign currency	479	(1)	(40)	(41)
Interbank market	65	-	(1)	(1)
Check of swap – Asset position - Foreign currency	547	-	35	35
Other derivative financial instruments	6,677	276	131	407
Asset position	5,493	1,291	42	1,333
Foreign currency	485	104	5	109
Fixed rate	1,633	776	40	816
Floating rate	285	262	-	262
Securities	2,994	149	(4)	145
Other	96	-	1	1
Liability position	1,184	(1,015)	89	(926)
Foreign currency	179	(92)	94	2
Fixed rate	-	(637)	2	(635)
Floating rate	-	(286)	(1)	(287)
Securities	819	-	(5)	(5)
Other	186	-	(1)	(1)
	ASSETS	9,495	2,102	11,597
	LIABILITIES	(8,438)	(2,631)	(11,069)
	TOTAL	1,057	(529)	528

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2012
Futures	107,856	116,709	147,543	165,341	537,449
Swaps	14,159	29,218	21,019	64,422	128,818
Options	1,000,052	97,773	420,582	508,688	2,027,095
Forwards (onshore)	7,057	9,140	3,512	3,932	23,641
Credit derivatives	224	1,806	154	4,014	6,198
Forwards (offshore)	11,037	22,537	4,186	2,115	39,875
Swaps with USD check	-	-	-	543	543
Check of swap	-	-	-	547	547
Other	132	1,498	710	4,337	6,677

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.47

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2013
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Swaps – Difference receivable	3,360	36	65	227	499	446	627	1,496
BM&F Bovespa	412	4	2	10	10	52	110	228
Financial institutions	371	4	11	68	90	28	29	145
Companies	2,526	27	52	147	392	355	485	1,095
Individuals	51	1	-	2	7	11	3	28
Option premiums	963	10	145	124	311	257	79	47
BM&F Bovespa	485	5	76	31	225	153	-	-
Financial institutions	147	2	22	22	21	32	36	14
Companies	331	4	47	71	65	72	43	33
Forwards (onshore)	3,264	35	473	423	366	101	943	958
BM&F Bovespa	633	7	258	245	105	25	-	-
Financial institutions	79	1	50	4	4	19	2	-
Companies	2,551	28	165	174	257	57	941	957
Individuals	1	-	-	-	-	-	-	1
Credit derivatives - Financial Institutions	759	8	108	405	162	1	2	81
Forwards (offshore)	246	3	42	45	39	47	36	37
Financial institutions	100	1	28	27	20	24	1	-
Companies	144	2	12	18	19	23	35	37
Individuals	2	-	2	-	-	-	-	-
Check of swap – Companies	32	0	-	-	-	-	1	31
Other	642	7	-	252	65	13	64	248
Financial institutions	190	2	-	-	65	1	20	104
Companies	452	5	-	252	-	12	44	144
Total (*)	9,266	100	833	1,476	1,442	865	1,752	2,898
% per maturity term			9.0	15.9	15.6	9.3	18.9	31.3

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 4,616 refers to current and R$ 4,650 to non-current.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.48

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Swaps – Difference receivable	3,686	31.7	275	215	171	519	568	1,938
BM&F Bovespa	471	4.1	5	10	13	17	145	281
Financial institutions	420	3.6	86	137	19	27	32	119
Companies	2,746	23.6	180	68	136	463	389	1,510
Individuals	49	0.4	4	-	3	12	2	28
Option premiums	1,906	16.4	936	176	83	295	358	58
BM&F Bovespa	1,396	12.0	853	31	14	220	278	-
Financial institutions	118	1.0	26	32	20	17	16	7
Companies	392	3.4	57	113	49	58	64	51
Forwards (onshore)	3,530	30.5	547	652	677	427	718	509
BM&F Bovespa	961	8.3	285	502	149	25	-	-
Financial institutions	172	1.5	171	1	-	-	-	-
Companies	2,396	20.7	91	149	528	402	718	508
Individuals	1	-	-	-	-	-	-	1
Credit derivatives - Financial institutions	728	6	119	564	1	1	2	41
Forwards (offshore)	379	3	66	86	56	58	49	64
Financial institutions	126	1	38	45	26	14	2	1
Companies	253	2	28	41	30	44	47	63
Check of Swap – Companies	35	0	-	-	-	-	1	34
Other	1,333	12	-	900	-	90	60	283
Financial institutions	786	7	-	576	-	71	6	133
Companies	547	5	-	324	-	19	54	150
Total (*)	11,597	100	1,943	2,593	988	1,390	1,756	2,927
% per maturity term			16.8	22.4	8.5	12.0	15.1	25.2

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,914 refers to current and R$ 4,683 to non-current.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.49

	03/31/2013
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Futures - BM&F Bovespa	(116)	1.4	-	(60)	(1)	(5)	(32)	(18)
Swaps – Difference payable	(4,146)	49.5	(117)	(456)	(319)	(374)	(672)	(2,208)
BM&F Bovespa	(764)	9.1	-	(178)	-	(90)	(100)	(396)
Financial institutions	(807)	9.6	(37)	(55)	(121)	(112)	(77)	(405)
Companies	(2,540)	30.4	(78)	(219)	(193)	(161)	(493)	(1,396)
Individuals	(35)	0.4	(2)	(4)	(5)	(11)	(2)	(11)
Option premiums	(1,071)	12.8	(84)	(249)	(208)	(397)	(87)	(46)
BM&F Bovespa	(475)	5.7	(35)	(110)	(98)	(232)	-	-
Financial institutions	(297)	3.5	(11)	(71)	(50)	(86)	(46)	(33)
Companies	(299)	3.6	(38)	(68)	(60)	(79)	(41)	(13)
Forwards (onshore)	(2,545)	30.3	(201)	(119)	(249)	(101)	(930)	(945)
BM&F Bovespa	(28)	0.3	(28)	-	-	-	-	-
Financial institutions	(71)	0.8	(27)	(17)	(3)	(22)	(1)	(1)
Companies	(2,446)	29.2	(146)	(102)	(246)	(79)	(929)	(944)
Credit derivatives	(107)	1.3	-	(1)	(5)	-	(18)	(83)
Financial institutions	(101)	1.2	-	(1)	(5)	-	(18)	(77)
Companies	(6)	0.1	-	-	-	-	-	(6)
Forwards (offshore)	(121)	1.4	(32)	(28)	(30)	(28)	(2)	(1)
Financial institutions	(88)	1.0	(29)	(23)	(12)	(24)	-	-
Companies	(33)	0.4	(3)	(5)	(18)	(4)	(2)	(1)
Swaps with USD check - Companies	(31)	0.4	-	-	-	-	(1)	(30)
Other	(248)	2.9	-	(146)	(81)	(3)	(2)	(16)
Financial institutions	(94)	1.1	-	-	(81)	-	-	(13)
Companies	(154)	1.8	-	(146)	-	(3)	(2)	(3)
Total (*)	(8,385)	100.0	(434)	(1,059)	(893)	(908)	(1,744)	(3,347)
% per maturity term			5.2	12.6	10.6	10.8	20.8	39.9

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,294) refers to current and R$ (5,091) to non-current.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.50

	12/31/2012
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Futures - BM&F Bovespa	(23)	0	-	-	-	(8)	(6)	(9)
Swaps – Difference payable	(5,068)	46	(351)	(186)	(536)	(404)	(902)	(2,689)
BM&F Bovespa	(819)	7	(3)	(10)	(169)	(13)	(170)	(454)
Financial institutions	(1,111)	10	(238)	(78)	(66)	(184)	(100)	(445)
Companies	(2,882)	26	(102)	(87)	(294)	(195)	(623)	(1,581)
Individuals	(256)	2	(8)	(11)	(7)	(12)	(9)	(209)
Option premiums	(2,281)	21	(1,145)	(152)	(145)	(275)	(508)	(56)
BM&F Bovespa	(1,720)	16	(1,104)	(34)	(31)	(131)	(420)	-
Financial institutions	(335)	3	(24)	(91)	(54)	(52)	(64)	(50)
Companies	(226)	2	(17)	(27)	(60)	(92)	(24)	(6)
Forwards (onshore)	(2,293)	21	(152)	(50)	(492)	(381)	(710)	(508)
Financial institutions	(138)	1	(131)	-	(1)	(1)	(5)	-
Companies	(2,155)	20	(21)	(50)	(491)	(380)	(705)	(508)
Credit derivatives - Financial institutions	(90)	1	(4)	(1)	-	-	(7)	(78)
Forwards (offshore)	(346)	3	(72)	(153)	(40)	(58)	(18)	(5)
Financial institutions	(185)	2	(48)	(77)	(26)	(33)	(1)	-
Companies	(161)	2	(24)	(76)	(14)	(25)	(17)	(5)
Swaps with USD check – Companies	(42)	0	-	-	-	-	(1)	(41)
Other	(926)	8	-	(826)	(1)	(85)	(2)	(12)
Financial institutions	(606)	6	-	(512)	-	(84)	-	(10)
Companies	(320)	3	-	(314)	(1)	(1)	(2)	(2)
Total (*)	(11,069)	100	(1,724)	(1,368)	(1,214)	(1,211)	(2,154)	(3,398)
% per maturity term			15.6	12.4	11.0	10.9	19.5	30.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,517) refers to current and R$ (5,552) to non-current.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.51

Realized and unrealized gains and (losses) in the portfolio of derivatives

	01/01 to 03/31/2013	01/01 to 03/31/2012
Swap	302	13
Forwards	19	14
Futures	(430)	(127)
Options	379	394
Credit derivatives	35	57
Other	(248)	(192)
Total	57	159

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.52

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	03/31/2013
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	4,017	602	2,358	1,036	21	(89)
TRS	1,267	1,257	10	-	-	664
Total by instrument	5,284	1,859	2,368	1,036	21	575
By risk rating
Investment grade	5,284	1,859	2,368	1,036	21	575
Total by risk	5,284	1,859	2,368	1,036	21	575
By reference entity
Private entities	5,284	1,859	2,368	1,036	21	575
Total by entity	5,284	1,859	2,368	1,036	21	575

	12/31/2012
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,847	858	1,983	1,006	-	(72)
TRS	1,285	1,275	10	-	-	672
Total by instrument	5,132	2,133	1,993	1,006	-	600
By risk rating
Investment grade	5,132	2,133	1,993	1,006	-	600
Total by risk	5,132	2,133	1,993	1,006	-	600
By reference entity
Private entities	5,132	2,133	1,993	1,006	-	600
Total by entity	5,132	2,133	1,993	1,006	-	600

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.53

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	03/31/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(4,017)	1,563	(2,454)
TRS	(1,267)	-	(1,267)
Total	(5,284)	1,563	(3,721)

	12/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,847)	1,066	(2,781)
TRS	(1,285)	-	(1,285)
Total (*)	(5,132)	1,066	(4,066)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.54

NOTA 09 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

The accounting hedge strategies were originally established in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell) and related derivatives will mature between 2013 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Subordinated CDB hedge: interest paid/received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.55

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts to hedge assets that are prefixed items, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2020 and 2028.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by ICPR (Índice de Camera Promédio Real) and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of the ICPR rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach method. The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

Hedge relationships were designated in 2012 and the respective swaps will mature between 2020 and 2028. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.56

The amounts in the following tables are presented in millions of Brazilian reais:

	03/31/2013			12/31/2012
Hedge instruments used in cash flow hedge	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(118)	Net Gain (Loss) from investment securities and derivatives	-	(316)	Net Gain (Loss) from investment securities and derivatives	-
Interest rate swap	(15)	Net Gain (Loss) from investment securities and derivatives	-	(10)	Net Gain (Loss) from investment securities and derivatives	-
Total	(133)		-	(326)		-

(*) At March 31, 2013, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (174) (R$ (376) at March 31, 2012).

The amount transfered from equity to income related to ineffective operations in the period from 01/01 to 03/31/2013 was R$ (11) (R$ (3) of 01/01/a 03/31/2012).

	03/31/2013			12/31/2012
Hedge instrument used in Hedge of Net Investment in Foreign Operations	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)
DDI Futures (1)	(1,351)	Net Gain (Loss) from investment securities and derivatives	60	(1,473)	Net Gain (Loss) from investment securities and derivatives	66
Forward	198	Net Gain (Loss) from investment securities and derivatives	(6)	67	Net Gain (Loss) from investment securities and derivatives	(6)
NDF (2)	173	Net Gain (Loss) from investment securities and derivatives	3	207	Net Gain (Loss) from investment securities and derivatives	4
Financial Assets	7	Net Gain (Loss) from investment securities and derivatives	-	-	Net Gain (Loss) from investment securities and derivatives	-
Total	(973)		57	(1,199)		64

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

	03/31/2013
Hedge instrument used in Hedge of Fair Value	Cumulative gain (loss) recognized in result hedge instrument	Cumulative gain (loss) recognized in result hedge item (effective portion)	Gain or (loss) recognized in result (ineffective portion)	Line item in which the ineffective portion is recognized in the statement of income
Interest rate swap	1	(1)	-	Net Gain (Loss) from investment securities and derivatives
Total	1	(1)	-

	12/31/2012
Hedge instrument used in Hedge of Fair Value	Cumulative gain (loss) recognized in result hedge instrument	Cumulative gain (loss) recognized in result hedge item (effective portion)	Gain or (loss) recognized in result (ineffective portion)	Line item in which the ineffective portion is recognized in the statement of income
Interest rate swap	4	(4)	-	Net Gain (Loss) from investment securities and derivatives
Total	4	(4)	-

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.57

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	03/31/2013			12/31/2012
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	13,512	6	13,512	50,057	1	50,193
Hedge of redeemable preferred shares	792	(15)	792	803	(20)	803
Hedge of subordinated CDB	87	-	131	87	-	129
Hedge of net investment in foreign operations (*)	9,904	(50)	5,942	8,593	30	5,156
Hedge of fair value of interest receipts	800	1	800	470	4	470
Total	25,095	(58)	21,177	60,010	15	56,751

(*) Hedge instruments include the overhedge rate of 40% regarding taxes.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Hedge of fair value	Total
2013	8,175	-	-	9,904	-	18,079
2014	3,988	-	87	-	-	4,075
2015	523	792	-	-	-	1,315
2017	826	-	-	-	-	826
2020	-	-	-	-	45	45
2022	-	-	-	-	205	205
2023	-	-	-	-	194	194
2025	-	-	-	-	46	46
2027	-	-	-	-	164	164
2028	-	-	-	-	146	146
Total	13,512	792	87	9,904	800	25,095

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.58

NOTE 10 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	03/31/2013				12/31/2012
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	246	6	-	252	250	5	-	255
Brazilian government securities (1a)	16,704	350	(92)	16,962	24,706	847	(91)	25,462
Brazilian external debt bonds (1b)	18,575	345	(170)	18,750	17,217	868	(20)	18,065
Government securities – abroad (1c)	5,624	5	(67)	5,562	7,174	6	(43)	7,137
United States	375	1	-	376	375	-	-	375
Denmark	2,234	-	-	2,234	2,554	-	-	2,554
Korea	426	-	-	426	1,662	-	-	1,662
Chile	1,189	-	(1)	1,188	1,538	2	(6)	1,534
Paraguay	825	-	(65)	760	528	-	(37)	491
Uruguay	249	1	(1)	249	292	2	-	294
Belgium	154	2	-	156	70	1	-	71
France	87	1	-	88	56	1	-	57
United Kingdon	-	-	-	-	83	-	-	83
Netherlands	53	-	-	53	-	-	-	-
Other	32	-	-	32	16	-	-	16
Corporate securities (1d)	38,322	1,591	(194)	39,719	38,228	1,862	(140)	39,950
Shares	3,215	579	(102)	3,692	3,350	553	(91)	3,812
Securitized real estate loans	8,019	420	(38)	8,401	7,916	681	(29)	8,568
Bank deposit certificates	425	-	-	425	391	-	-	391
Debentures	12,894	367	(11)	13,250	13,656	316	(8)	13,964
Eurobonds and others	5,088	220	(19)	5,289	5,311	297	(12)	5,596
Promissory notes	727	-	-	727	777	-	-	777
Rural Product Note	852	1	(3)	850	770	8	-	778
Financial bills	6,777	-	(2)	6,775	5,720	-	-	5,720
Other	325	4	(19)	310	337	7	-	344
TOTAL	79,471	2,297	(523)	81,245	87,575	3,588	(294)	90,869

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 4,605 (R$ 9,969 at December 31, 2012), b) R$ 12,939 (R$ 11,646 at December 31, 2012), c) R$ 35 (R$ 450 at December 31, 2012) and d) R$ 3,969 (R$ 3,864 at December 31, 2012), totaling R$ 21,548 (R$ 25,929 at December 31, 2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.59

Realized gains and losses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Available-for-sale financial assets
Gain	129	262
Loss	(137)	(45)
Total	(8)	217

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	03/31/2013		12/31/2012
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	18,835	19,393	25,963	26,515
Non-stated maturity	3,456	3,940	3,595	4,060
Up to one year	15,379	15,453	22,368	22,455
Non-current	60,636	61,852	61,612	64,354
From one to five years	28,334	28,605	28,914	29,470
From five to ten years	19,189	19,294	19,924	20,480
After ten years	13,113	13,953	12,774	14,404
Total	79,471	81,245	87,575	90,869

During the periods ended March 31, 2013 and 2012, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 11 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	03/31/2013	12/31/2012
	Amortized cost	Amortized cost
Brazilian government securities	3,188	3,013
Brazilian external debt bonds (1a)	119	118
Government securities – abroad	19	20
Corporate securities (1b)	51	51
Total	3,377	3,202

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 115 (R$ 76 at December 31, 2012) and b) R$ 43 (R$ 44 at December 31, 2012), totaling R$ 158 (R$ 120 at December 31, 2012).

The interest income from held-to-maturity financial assets was R$ 90 (R$ 77 from 01/01 to 03/31/2012).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.60

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	03/31/2013	12/31/2012
	Amortized cost	Amortized cost
Current	179	188
Up to one year	179	188
Non-current	3,198	3,014
From one to five years	148	147
From five to ten years	1,118	1,087
After ten years	1,932	1,780
Total	3,377	3,202

During the periods ended March 31, 2013 and 2012, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.61

NOTE 12 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	03/31/2013	12/31/2012

Individuals	153,211	150,879
Credit card	41,307	40,531
Personal loan	43,800	40,655
Vehicles	48,939	51,646
Mortgage loans	19,165	18,047
Corporate	107,148	103,771
Small and medium businesses	83,326	85,185
Foreign loans - Latin America	28,330	27,149

Total loan operations and lease operations	372,015	366,984

Allowance for loan and lease losses	(25,024)	(25,713)

Total loan operations and lease operations, net of allowance for loan and lease losses	346,991	341,271

By maturity	03/31/2013	12/31/2012
Overdue as from 1 day	15,110	13,234
Falling due up to 3 months	104,130	101,273
Falling due more than 3 months but less than 1 year	90,306	94,350
Falling due after 1 year	162,469	158,127

Total loan operations and lease operations	372,015	366,984

By concentration	03/31/2013	12/31/2012
Largest debtor	3,921	4,186
10 largest debtors	18,335	18,429
20 largest debtors	26,404	26,751
50 largest debtors	41,826	41,798
100 largest debtors	57,351	57,034

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 619 and R$ 633 in interest and similar income as of March 31, 2013 and 2012, respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.62

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2012	Effect of change in consolidation criteria (Note 2.4a I)	Write-offs 01/01 to 03/31/2013	Net increase / (Reversal) 01/01 to 03/31/2013	Closing balance 03/31/2013
Individuals	14,841	435	(3,845)	3,660	15,091
Credit card	2,863	357	(1,289)	1,052	2,983
Personal loans	7,705	78	(1,863)	2,057	7,977
Vehicles	4,227	-	(686)	535	4,076
Mortgage loans	46	-	(7)	16	55
Corporate	1,365	-	(53)	(28)	1,284
Small and medium businesses	9,091	-	(2,076)	1,184	8,199
Foreign loans - Latin America	416	-	(11)	45	450
Total	25,713	435	(5,985)	4,861	25,024

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 12/31/2012	Net increase / (Reversal) 01/01 to 12/31/2012	Closing balance 12/31/2012
Individuals	13,679	(13,199)	14,361	14,841
Credit card	3,825	(5,335)	4,373	2,863
Personal loans	5,393	(5,134)	7,446	7,705
Vehicles	4,415	(2,696)	2,508	4,227
Mortgage loans	46	(34)	34	46
Corporate	708	(314)	971	1,365
Small and medium businesses	9,197	(8,407)	8,301	9,091
Foreign loans - Latin America	289	(222)	349	416
Total	23,873	(22,142)	23,982	25,713

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	03/31/2013	12/31/2012
Public sector	6	2
Industry and commerce	5,878	6,443
Services	3,410	3,742
Natural resources	318	411
Other sectors	14	16
Individuals	15,398	15,099
Total	25,024	25,713

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

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The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	03/31/2013						12/31/2012
	Impaired		Not Impaired		Total		Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	1,553	899	105,595	385	107,148	1,284	1,467	845	102,304	520	103,771	1,365

II- Collectively
evaluated

Individuals	11,519	7,250	141,692	7,841	153,211	15,091	11,593	7,530	139,286	7,311	150,879	14,841
Credit card	2,305	1,411	39,002	1,572	41,307	2,983	2,296	1,463	38,235	1,400	40,531	2,863
Personal loans	4,726	3,189	39,074	4,788	43,800	7,977	4,862	3,397	35,793	4,308	40,655	7,705
Vehicles	4,269	2,623	44,670	1,453	48,939	4,076	4,250	2,647	47,396	1,580	51,646	4,227
Mortgage loans	219	27	18,946	28	19,165	55	185	23	17,862	23	18,047	46

Small and medium businesses	5,810	4,381	77,516	3,818	83,326	8,199	6,335	4,886	78,850	4,205	85,185	9,091

Foreign loans - Latin America	149	77	28,181	373	28,330	450	116	68	27,033	348	27,149	416

Total	19,031	12,607	352,984	12,417	372,015	25,024	19,511	13,329	347,473	12,384	366,984	25,713

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.64

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	03/31/2013
	Minimum future	Future financial	Present
	payments	income	value
Current	8,818	(1,017)	7,801
Up to 1 year	8,818	(1,017)	7,801
Non-current	9,634	(2,423)	7,211
From 1 to 5 years	9,415	(2,376)	7,039
Over 5 years	219	(47)	172
Total	18,452	(3,440)	15,012

	12/31/2012
	Minimum future	Future financial	Present
	payments	income	value
Current	10,811	(1,168)	9,643
Up to 1 year	10,811	(1,168)	9,643
Non-current	10,158	(2,751)	7,407
From 1 to 5 years	9,938	(2,704)	7,234
Over 5 years	220	(47)	173
Total	20,969	(3,919)	17,050

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 1,323 (R$ 1,513 at December 31, 2012).

d)	Sale or Transfer of Financial Assets

ITAÚ UNIBANCO HOLDING carried out operations for the sale or transfer of financial assets in which there was the retention of credit risks of financial assets transferred, through joint obligation clauses or the acquisition of subordinated quotas of credit right funds. Therefore, such operations remained recorded as loan operations and are represented by the following information at March 31, 2013 and December 31, 2012:

	03/31/2013
	Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	358	381	358	351

(*) Under Interbank Market Debt

	12/31/2012
	Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	394	434	394	400

(*) Under Interbank Market Debt

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NOTA 13 - INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at at 03/31/2013		03/31/2013
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,991	(1)	94	2,109	34	2,779
BSF Holding S.A. (c)	49.00	49.00	641	-	35	897	17	-
Other (d)	-	-	-	-	-	52	(1)	-
Jointly Controlled Entities
MCC Securities Inc.(e)	50.00	50.00	24	-	2	67	1	-
Other (f)	-	-	-	-	-	22	1	-
Total	-	-	-	-	-	3,147	52	-

	Interest % at at 12/31/2012		12/31/2012				03/31/2012
	Total	Voting	Stockholders’ Equity	Other Comprehensive Income	Investment	Market value	Net income	Equity in Earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,898	4	2,076	2,309	73	23
BSF Holding S.A. (c)	49.00	49.00	607	-	880	-	-	-
Banco BPI S.A. (g)	-	-	-	-	-	-	(368)	(69)
Serasa S.A. (h)	-	-	-	-	-	-	21	5
Other (d)	-	-	-	-	49	-	-	1
Total	-	-	-	-	3,005	-	-	(40)

(a) For purpose of recording the participation in earnings, at 03/31/2013 the position at 02/28/2013 was used and at 12/31/2012 the position at 11/30/2012 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 825 at 03/31/2013 and R$ 832 at 12/31/2012 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) per R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 03/31/2013, which correspond to goodwill.

(d) At 03/31/2013, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (31.84% total and coting capital and 30.06% total and voting capital at 12/31/2012), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

(e) In 08/01/2011 BICSA Holdings Ltd. acquired 3,000,001 common shares of MCC Securities Inc. the investment amount includes R$ 55 at 03/31/2013, which correspond to goodwill.

(f) At 03/31/2013, includes interest in total capital and voting capital of the following companies: MCC Corredora de Bolsa S.A. (50.05% total and voting capital), Rosefild Finance Ltd. (50.00% total and voting capital); Olimpia Promoção e Serviços S.A. (50.00% total and voting capital).

(g) Investments disposed of in 04/20/2012.

(h) Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012 (Note 25).

At March 31, 2013, ITAÚ UNIBANCO HOLDING received/recognized for dividends and interest on capital of the unconsolidated companies, being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ - (R$ 161 at December 31, 2012).

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b) Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	03/31/2013	12/31/2012	03/31/2012
Total assets	3,660	3,505	-
Total liabilities	3	-	-
Total income (*)	136	-	2,486
Total expenses (*)	(5)	-	(2,760)

(*) Basically represented by Banco BPI S.A., in the amount of R$ 2,392 at 03/31/2012 related to income and of R$ 2,760 at 03/31/2012 related to expenses. This investiment was disposed on 04/20/2012.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 14 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 193 (R$ 248 at 12/31/2012). The table below shows the total future minimum payments:

	03/31/2013	12/31/2012
Current	123	174
Up to 1 year	123	174
Non-Current	70	74
From 1 to 5 years	70	74
Total future minimum payments	193	248
(-) Future interest	-	-
Present value	193	248

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there is no contingent payments related to the agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	03/31/2013	12/31/2012
Current	788	948
Up to 1 year	788	948
Non-current	3,709	3,412
From 1 to 5 years	3,134	2,910
Over 5 years	575	502
Total future minimum payments	4,497	4,360

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NOTE 15 – FIXED ASSETS

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 12/31/2012	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 03/31/2013
REAL ESTATE IN USE (2)		1,894	116	(19)	-	(1)	(1)	(2)	1,987
Land		1,029	-	-	-	(1)	-	-	1,028
Buildings		865	116	(19)	-	-	(1)	(2)	959
Cost		2,472	116	-	-	-	(1)	(2)	2,585
Accumulated depreciation	4	(1,607)	-	(19)	-	-	-	-	(1,626)
OTHER FIXED ASSETS		3,734	287	(341)	-	(7)	(2)	2	3,673
Improvements		640	30	(65)	-	-	(4)	8	609
Cost		1,253	30	-	-	(25)	(4)	7	1,261
Accumulated depreciation	10	(613)	-	(65)	-	25	-	1	(652)
Installations		514	32	(19)	-	(1)	2	(4)	524
Cost		872	32	-	-	(1)	-	(3)	900
Accumulated depreciation	10 to 20	(358)	-	(19)	-	-	2	(1)	(376)
Furniture and equipment		505	17	(20)	-	(2)	-	(2)	498
Cost		922	17	-	-	(2)	(4)	(1)	932
Accumulated depreciation	10 to 20	(417)	-	(20)	-	-	4	(1)	(434)
EDP systems (3)		1,816	201	(221)	-	(3)	(3)	-	1,790
Cost		5,480	201	-	-	(72)	(2)	2	5,609
Accumulated depreciation	20 to 50	(3,664)	-	(221)	-	69	(1)	(2)	(3,819)
Other (communication, security and transportation)		259	7	(16)	-	(1)	3	-	252
Cost		606	7	-	-	(1)	2	-	614
Accumulated depreciation	10 to 20	(347)	-	(16)	-	-	1	-	(362)
TOTAL FIXED ASSETS		5,628	403	(360)	-	(8)	(3)	-	5,660
Cost		12,634	403	-	-	(102)	(9)	3	12,929
Accumulated depreciation		(7,006)	-	(360)	-	94	6	(3)	(7,269)
(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 418, consisting of R$ 345 in real estate in use, R$ 18 in improvements, and R$ 55 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 12/31/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 03/31/2012
REAL ESTATE IN USE (2)		1,941	278	(78)	-	(182)	4	(69)	1,894
Land		1,184	53	-	-	(173)	2	(37)	1,029
Buildings		757	225	(78)	-	(9)	2	(32)	865
Cost		2,340	225	-	-	(15)	4	(82)	2,472
Accumulated depreciation	4	(1,583)	-	(78)	-	6	(2)	50	(1,607)
OTHER FIXED ASSETS		3,417	1,636	(1,268)	-	(64)	22	(9)	3,734
Improvements		638	226	(263)	-	-	13	26	640
Cost		1,245	226	-	-	(251)	10	23	1,253
Accumulated depreciation	10	(607)	-	(263)	-	251	3	3	(613)
Installations		390	202	(68)	-	-	10	(20)	514
Cost		937	202	-	-	(10)	6	(263)	872
Accumulated depreciation	10 to 20	(547)	-	(68)	-	10	4	243	(358)
Furniture and equipment		488	139	(77)	-	(23)	(11)	(11)	505
Cost		848	139	-	-	(38)	(14)	(13)	922
Accumulated depreciation	10 to 20	(360)	-	(77)	-	15	3	2	(417)
EDP Systems (3)		1,644	1,008	(801)	-	(38)	11	(8)	1,816
Cost		4,988	1,008	-	-	(504)	2	(14)	5,480
Accumulated depreciation	20 to 50	(3,344)	-	(801)	-	466	9	6	(3,664)
Other (communication, security and transportation)		257	61	(59)	-	(3)	(1)	4	259
Cost		548	61	-	-	(7)	-	4	606
Accumulated depreciation	10 to 20	(291)	-	(59)	-	4	(1)	-	(347)
TOTAL FIXED ASSETS		5,358	1,914	(1,346)	-	(246)	26	(78)	5,628
Cost		12,090	1,914	-	-	(998)	10	(382)	12,634
Accumulated depreciation		(6,732)	-	(1,346)	-	752	16	304	(7,006)

(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements, and R$ 49 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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NOTE 16 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2012	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 03/31/2013
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		698	39	(76)	-	-	-	-	661
Cost		1,479	39	1	-	(153)	-	-	1,366
Accumulated amortization	Up to 9	(781)	-	(77)	-	153	-	-	(705)
OTHER INTANGIBLE ASSETS		3,973	236	(126)	-	-	(2)	97	4,178
Association for the promotion and offer of financial products and services		1,152	17	(33)	-	-	-	87	1,223
Cost		1,330	17	(13)	-	-	-	96	1,430
Accumulated amortization	Up to 5	(178)	-	(20)	-	-	-	(9)	(207)
Acquisition/Development of software		2,397	219	(76)	-	-	2	11	2,553
Cost		3,289	219	-	-	(39)	(2)	(28)	3,439
Accumulated amortization	20	(892)	-	(76)	-	39	4	39	(886)
Other intangible assets		424	-	(17)	-	-	(4)	(1)	402
Cost		688	-	-	-	(1)	(9)	(6)	672
Accumulated amortization	10 to 20	(264)	-	(17)	-	1	5	5	(270)
TOTAL INTANGIBLE ASSETS		4,671	275	(202)	-	-	(2)	97	4,839
Cost		6,786	275	(12)	-	(193)	(11)	62	6,907
Accumulated amortization		(2,115)	-	(190)	-	193	9	35	(2,068)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.70

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2012
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		751	320	(369)	(3)	(1)	-	-	698
Cost		1,648	320	-	(3)	(500)	-	14	1,479
Accumulated amortization	Up to 9	(897)	-	(369)	-	499	-	(14)	(781)
OTHER INTANGIBLE ASSETS		3,074	1,418	(475)	(4)	(24)	26	(42)	3,973
Association for the promotion and offering of financial products and services		1,289	12	(135)	(4)	(24)	6	8	1,152
Cost		1,400	12	-	(4)	(95)	7	10	1,330
Accumulated amortization	Up to 5	(111)	-	(135)	-	71	(1)	(2)	(178)
Acquisition/Development of software		1,338	1,295	(269)	-	-	9	24	2,397
Cost		2,133	1,295	-	-	-	8	(147)	3,289
Accumulated amortization	20	(795)	-	(269)	-	-	1	171	(892)
Other intangible assets		447	111	(71)	-	-	11	(74)	424
Cost		621	111	-	-	(1)	23	(66)	688
Accumulated amortization	10 to 20	(174)	-	(71)	-	1	(12)	(8)	(264)
TOTAL INTANGIBLE ASSETS		3,825	1,738	(844)	(7)	(25)	26	(42)	4,671
Cost		5,802	1,738	-	(7)	(596)	38	(189)	6,786
Accumulated amortization		(1,977)	-	(844)	-	571	(12)	147	(2,115)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.71

NOTE 17 - DEPOSITS

The table below shows the breakdown of deposits:

	03/31/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	144,857	59,980	204,837	140,742	67,542	208,284
Time deposits	49,652	59,669	109,321	49,897	67,335	117,232
Interbank deposits	8,133	311	8,444	7,394	207	7,601
Savings deposits	87,072	-	87,072	83,451	-	83,451
Non-interest bearing deposits	33,718	-	33,718	34,916	-	34,916
Demand deposits	33,718	-	33,718	34,916	-	34,916
Total	178,575	59,980	238,555	175,658	67,542	243,200

NOTE 18 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	31/03/2013	31/12/2012
Financial liabilities held for trading
Structured notes	594	642
Total	594	642

The result from financial liabilities held for trading was R$ 32 (R$ (84) from 01/01 to 03/31/2012).

The effect of the changes in credit risk of these instruments is not significant at 03/31/2013 and 12/31/2012.

The balance is composed of shares in the amount of R$ 245 (R$ 298 at 12/31/2012) and debt securities in the amount of R$ 349 (R$ 344 at 12/31/2012). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	31/03/2013	31/12/2012
	Cost/Fair value	Cost/Fair value
Current	83	79
Up to one year	83	79
Non-current	511	563
From one to five years	416	522
From five to ten years	82	36
After ten years	13	5
Total	594	642

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NOTE 19 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	03/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	155,739	107,153	262,892	157,120	110,285	267,405
Transactions backed by own financial assets	84,910	107,153	192,063	57,080	110,285	167,365
Transactions backed by third-party financial assets	70,829	-	70,829	100,040	-	100,040
Interbank market debt	54,337	45,020	99,357	53,542	43,531	97,073
Mortgage notes	41	170	211	44	183	227
Real estate credit bills	10,533	1,271	11,804	12,432	864	13,296
Agribusiness credit bills	3,245	2,769	6,014	2,735	2,586	5,321
Financial credit bills	7,909	10,213	18,122	7,593	11,102	18,695
Import and export financing	20,076	3,907	23,983	18,878	4,175	23,053
On-lending - domestic	12,533	26,293	38,826	11,860	24,188	36,048
Other	-	397	397	-	433	433

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	40% of CDI to 13.23%	0.15% to 5.0%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	82% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	85% to 96% of CDI	-
Import and export financing	0.4% to 105.25% of CDI	0.69% to 9.5%
On-lending - domestic	0.5% to 10% of TJLP	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 40% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	31/03/2013			31/12/2012
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (*)	902	51,921	52,823	3,382	51,797	55,179
Debentures	1,057	-	1,057	1,569	-	1,569
Foreign borrowings through securities	6,372	8,981	15,353	7,119	8,161	15,280
Total	8,331	60,902	69,233	12,070	59,958	72,028

(*) At March 31, 2013, the amount of R$ 50,413 (R$ 51,134 at 12/31/2012) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IPCA + 7.8%	3.04% to 6.2%
Debentures	104.7% of CDI	-
Foreign borrowings through securities	1.40% to 8.62%	0.20% to 10.58%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.73

NOTE 20 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	03/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	30,323	12,162	42,485	31,293	13,199	44,492
Receivables from credit card issuers	18,549	-	18,549	20,429	-	20,429
Insurance and reinsurance operations	4,328	-	4,328	4,407	-	4,407
Deposits in guarantee for contingent liabilities (Note 32)	1,632	10,900	12,532	1,270	11,846	13,116
Deposits in guarantee for foreign borrowing program	852	-	852	758	-	758
Negotiation and intermediation of securities	3,101	109	3,210	2,532	110	2,642
Receivables from reimbursement of contingent liabilities (Note 32c)	235	462	697	237	553	790
Receivables from services provided	1,493	-	1,493	1,372	-	1,372
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	691	691	-	690	690
Operations without credit granting characteristics	133	-	133	288	-	288
Non-financial	8,498	1,803	10,301	8,284	1,639	9,923
Prepaid expenses	2,329	1,793	4,122	2,561	1,615	4,176
Retirement plan assets (Notes 29b and c)	2,814	-	2,814	2,815	-	2,815
Sundry domestic	1,861	-	1,861	1,392	-	1,392
Sundry foreign	408	10	418	326	24	350
Other	1,086	-	1,086	1,190	-	1,190

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	03/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
Financial	47,503	212	47,715	50,033	222	50,255
Credit card operations	41,748	-	41,748	45,125	-	45,125
Foreign exchange portfolio	410	-	410	144	-	144
Negotiation and intermediation of securities	4,592	142	4,734	4,105	148	4,253
Finance leases (Note 14a)	123	70	193	174	74	248
Funds from consortia participants	87	-	87	86	-	86
Other	543	-	543	399	-	399
Non-financial	22,514	424	22,938	19,539	417	19,956
Collection and payment of taxes and contributions	4,896	-	4,896	399	-	399
Sundry creditors - domestic	1,471	-	1,471	1,648	-	1,648
Funds for clients in transit	8,095	-	8,095	7,207	-	7,207
Provision for sundry payments	1,642	303	1,945	2,011	273	2,284
Social and statutory	1,350	18	1,368	3,004	55	3,059
Related to insurance operations	957	-	957	922	-	922
Liabilities for official agreements and rendering of payment services	357	-	357	370	-	370
Provision for retirement plan benefits (Note 29b and d)	561	56	617	569	37	606
Personnel provision	1,231	47	1,278	1,163	52	1,215
Provision for health insurance	639	-	639	635	-	635
Deferred income	1,067	-	1,067	1,110	-	1,110
Other	248	-	248	501	-	501

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.74

NOTE 21 – STOCKHOLDERS’ EQUITY

a)	Capital

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2012), of which R$ 31,102 (R$ 31,159 at December 31, 2012) refers to stockholders resident in Brazil and R$ 13,898 (R$ 13,841 at December 31, 2012) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	03/31/2013
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 03/31/2013	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 03/31/2013	2,277,435,508	881,754,916	3,159,190,424
Residents abroad at 03/31/2013	11,850,892	1,399,894,784	1,411,745,676
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523)
Exercised options – Granting of stock options	-	(729,981)	(729,981)	12
Disposals – Stock option plan	-	(4,006,085)	(4,006,085)	125
Treasury shares at 03/31/2013 (*)	2,100	47,818,173	47,820,273	(1,386)
Shares outstanding at 03/31/2013	2,289,284,300	2,233,831,527	4,523,115,827
Shares outstanding at 12/31/2012	2,289,284,300	2,229,095,461	4,518,379,761

	12/31/2012
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Treasury shares at March 31, 2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Purchase of shares	-	4,300,000	4,300,000	(122)
Exercised options - Granting of stock options – Simple and Partners’ options	-	(5,783,920)	(5,783,920)	126
Disposals – Stock option plan	-	(3,255,812)	(3,255,812)	136
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523)
Shares outstanding at 12/31/2012	2,289,284,300	2,229,095,461	4,518,379,761
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

We detail below the the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 03/31/2013
Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	28.99
Market value at 03/31/2013	36.30	35.99

	01/01 to 12/31/2012
Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	9.65	28.99
Market value at 12/31/2012	31.18	33.39

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.75

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment of April 2012, it will be increased by 25%, to R$ 0.015 per share, according to the Board of Directors’ meeting held on February 6, 2012.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	03/31/2013	03/31/2012
Net Income - Itaú Unibanco Holding Individual (BR GAAP)	2,473	2,767
Adjustments:
(-) Legal reserve	(124)	(138)
Dividend calculation basis	2,349	2,629
Mandatory dividend - 25%	587	657
Dividends and Interest on capital – paid/provision for	587	657

Payments/Provision for interest on capital and dividends

	03/31/2013
	Gross	WHT	Net
Paid / Prepaid	135	-	135
Dividends - 2 monthly installments of R$ 0.015 per share paid from February to March 2013	135	-	135

Declared until 03/31/2013 (Recorded in Other liabilities)	520	(68)	452
Dividends - 1 monthly installment of R$ 0.015 per share paid on April 1, 2013	68	-	68
Interest on capital - R$ 0.0999 per share.	452	(68)	384

Total from 01/01 to 03/31/2013 - R$ 0.1299 net per share	655	(68)	587

	03/31/2012
	Gross	WHT	Net
Paid / Prepaid	108	-	108
Dividends - 02 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108

Declared until 03/31/2012 (Recorded in Other liabilities)	634	(85)	549
Dividends - 1 monthly installment of R$ 0.012 per share paid on April 2, 2012	68	-	68
Interest on capital - R$ 0.1252 per share	566	(85)	481

Total from 01/01 to 03/31/2012 - R$ 0.1454 net per share	742	(85)	657

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.76

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	03/31/2013	12/31/2012
CAPITAL RESERVES (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
REVENUE RESERVES	22,069	22,138
Legal (2)	4,512	4,388
Statutory	25,074	23,382
Dividends equalization (3)	7,136	6,291
Working capital increase (4)	6,613	6,274
Increase in capital of investees (5)	11,325	10,817
Corporate reorganizations	(7,517)	(7,360)
Unrealized profits (6)	-	1,728
Total reserves at parent company	22,354	22,423

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31, 2012.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.77

NOTE 22 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.78

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended March 31, 2013 - R$ 34.66 per share (R$ 36.00 per share at March 31, 2012).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 15 at March 31, 2013 (R$ 51 at March 31, 2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.79

Summary of changes in the plan

					Exercised options		Number of shares
				Restated	Weighted	Weighted
Granting		Vesting	Exercise	exercise	average	average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	period until	Deadline	price (R$1)	exercise price	market value	12/31/2012	Granted	Exercised	Canceled	at 03/31/2013

Simple options
12th	02/21/2006	12/31/2010	12/31/2013	30.54	30.41	35.79	4,907,880	-	(273,600)	-	4,634,280
12th	08/06/2007	12/31/2010	12/31/2013	30.54	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	34.73	34.73	35.99	874,167	-	(10,000)	-	864,167
13th	02/14/2007	12/31/2011	12/31/2014	38.89	-	-	6,242,500	-	-	-	6,242,500
13th	08/06/2007	12/31/2011	12/31/2014	38.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.89	-	-	45,954	-	-	-	45,954
34th	03/21/2007	03/21/2012	03/20/2013	39.69	-	-	75,901	-	-	(75,901)	-
35th	03/22/2007	03/22/2012	03/21/2013	39.65	-	-	29,514	-	-	(29,514)	-
36th	05/14/2008	05/14/2012	05/13/2013	49.40	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	40.12	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	44.83	-	-	7,168,922	-	-	-	7,168,922
14th	05/05/2008	12/31/2012	12/31/2015	44.83	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	44.83	-	-	45,954	-	-	-	45,954
Total options to be exercised					30.56	35.80	19,512,784	-	(283,600)	(105,415)	19,123,769
36th	05/14/2008	05/14/2013	05/13/2014	49.40	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	29.32	29.26	36.11	12,640,760	-	(118,360)	-	12,522,400
15th	10/28/2009	12/31/2013	12/31/2016	29.32	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	47.63	-	-	5,932,994	-	-	-	5,932,994
18th	05/11/2010	12/31/2014	12/31/2017	47.63	-	-	1,113,991	-	-	-	1,113,991
37th	04/19/2011	12/31/2015	12/31/2018	46.52	-	-	9,602,221	-	-	-	9,602,221
37th	01/13/2012	12/31/2015	12/31/2018	46.52	-	-	15,383	-	-	-	15,383
38th	01/13/2012	12/31/2016	12/31/2019	34.79	-	-	15,097	-	-	(2,547)	12,550
38th	04/27/2012	12/31/2016	12/31/2019	34.79	-	-	10,333,393	-	-	(9,871)	10,323,522
Total options outstanding					29.26	36.11	39,725,093	-	(118,360)	(12,418)	39,594,315
Total simple options					30.18	35.89	59,237,877	-	(401,960)	(117,833)	58,718,084

Partner options
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	35.05	372,944	-	(328,021)	-	44,923
Total options to be exercised				-	-	35.05	406,418	-	(328,021)	-	78,397
8th	08/17/2010	08/16/2013	-	-	-	-	328,512	-	-	(456)	328,056
9th	08/30/2010	08/16/2013	-	-	-	-	321,961	-	-	(4,138)	317,823
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	422,567	-	-	-	422,567
10th	09/30/2010	09/29/2013	-	-	-	-	1,814,394	-	-	(9,509)	1,804,885
17th	06/14/2012	02/27/2014	-	-	-	-	7,791	-	-	-	7,791
12th	02/28/2011	02/28/2014	-	-	-	-	1,530,408	-	-	(16,550)	1,513,858
6th	03/06/2009	03/06/2014	-	-	-	-	659,407	-	-	-	659,407
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/04/2011	08/18/2014	-	-	-	-	509	-	-	-	509
17th	06/14/2012	08/18/2014	-	-	-	-	2,527	-	-	-	2,527
13th	08/19/2011	08/19/2014	-	-	-	-	686,769	-	-	(17,936)	668,833
17th	06/14/2012	02/23/2015	-	-	-	-	8,187	-	-	-	8,187
15th	02/24/2012	02/24/2015	-	-	-	-	1,572,092	-	-	(30,469)	1,541,623
16th	02/24/2012	02/24/2015	-	-	-	-	69,156	-	-	-	69,156
8th	08/17/2010	08/16/2015	-	-	-	-	327,415	-	-	(1,588)	325,827
9th	08/30/2010	08/16/2015	-	-	-	-	321,224	-	-	(11,038)	310,186
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,808,470	-	-	(22,893)	1,785,577
18th	02/27/2013	02/26/2016	-	-	-	-	-	2,361,872	-	(2,469)	2,359,403
17th	06/14/2012	02/27/2016	-	-	-	-	7,790	-	-	-	7,790
12th	02/28/2011	02/28/2016	-	-	-	-	1,527,683	-	-	(28,637)	1,499,046
14th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508
17th	06/14/2012	08/18/2016	-	-	-	-	2,527	-	-	-	2,527
13th	08/19/2011	08/19/2016	-	-	-	-	686,327	-	-	(24,720)	661,607
17th	06/14/2012	02/23/2017	-	-	-	-	8,186	-	-	-	8,186
15th	02/24/2012	02/24/2017	-	-	-	-	1,571,731	-	-	(35,982)	1,535,749
16th	02/24/2012	02/24/2017	-	-	-	-	69,151	-	-	-	69,151
18th	02/27/2013	02/26/2018	-	-	-	-	-	2,361,805	-	(2,498)	2,359,307
Total options outstanding					-	-	13,870,166	4,723,677	-	(208,883)	18,384,960
Total partner options					-	35.05	14,276,584	4,723,677	(328,021)	(208,883)	18,463,357

TOTAL SIMPLE/PARTNER OPTIONS					30.18	35.51	73,514,461	4,723,677	(729,981)	(326,716)	77,181,441

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.80

Summary of changes in the plan

					Exercised options		Number of shares
				Restated	Weighted	Weighted
Granting		Vesting	Exercise	exercise	average	average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	period until	Deadline	price (R$1)	exercise price	market value	12/31/2012	Granted	Exercised	Canceled	at 03/31/2013

Simple options
11th	02/21/2005	12/31/2009	12/31/2012	18.96	18.94	36.90	937,275	-	125,375	-	811,900
11th	08/06/2007	12/31/2009	12/31/2012	18.96	-	-	11,357	-	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	28.20	28.20	38.19	6,854,365	-	1,573,235	-	5,281,130
12th	08/06/2007	12/31/2010	12/31/2013	28.20	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	32.07	-	-	874,167	-	-	-	874,167
34th	03/21/2007	03/21/2011	03/20/2012	37.27	-	-	75,901	-	-	75,901	-
35th	03/22/2007	03/22/2011	03/21/2012	37.23	-	-	29,518	-	-	29,518	-
36th	05/14/2008	05/14/2011	05/13/2012	46.35	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	29.56	-	-	52,707	-	-	-	52,707
33th	08/30/2006	08/30/2011	08/29/2012	32.74	32.70	38.42	21,083	-	21,083	-	-
13th	02/14/2007	12/31/2011	12/31/2014	35.91	35.91	38.32	7,732,975	-	344,650	37,675	7,350,650
13th	08/06/2007	12/31/2011	12/31/2014	35.91	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.91	-	-	45,954	-	-	-	45,954
34th	03/21/2007	03/21/2012	03/20/2013	37.30	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	37.26	-	-	29,514	-	-	-	29,514
Total options to be exercised					-	-	16,812,534	-	2,064,343	143,094	14,605,097
36th	05/14/2008	05/14/2012	05/13/2013	46.35	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	37.05	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	41.40	-	-	9,266,066	-	-	105,187	9,160,879
14th	05/05/2008	12/31/2012	12/31/2015	41.40	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.40	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	46.35	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	27.07	27.06	37.29	14,114,940	-	925,520	-	13,189,420
15th	10/28/2009	12/31/2013	12/31/2016	27.07	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.98	-	-	6,052,223	-	-	-	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	43.98	-	-	1,163,919	-	-	14,426	1,149,493
37th	04/19/2011	12/31/2015	12/31/2018	42.96	-	-	9,769,432	-	-	35,942	9,733,490
37th	01/13/2012	12/31/2015	12/31/2018	42.96	-	-	-	15,383	-	-	15,383
38th	01/13/2012	12/31/2016	12/31/2019	32.13	-	-	-	15,097	-	-	15,097
Total options outstanding					-	-	40,559,264	30,480	925,520	155,555	39,508,669
Total simple options					-	-	57,371,798	30,480	2,989,863	298,649	54,113,766

Partner options
4th	03/03/2008	03/03/2011	-	-	-	-	39,906	-	-	39,906	-
5th	09/03/2008	09/03/2011	-	-	-	-	46,710	-	-	46,710	-
6th	03/06/2009	03/06/2012	-	-	-	35.90	719,023	-	681,490	37,533	-
7th	06/19/2009	03/06/2012	-	-	-	35.90	79,446	-	79,446	-	-
Total options to be exercised				-	-	-	885,085	-	760,936	124,149	-
1st	09/03/2007	09/03/2012	-	-	-	-	309,508	-	-	-	309,508
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	388,432	-	-	-	388,432
8th	08/17/2010	08/16/2013	-	-	-	-	339,632	-	-	-	339,632
9th	08/30/2010	08/16/2013	-	-	-	-	329,711	-	-	3,368	326,343
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	449,442	-	-	1,804	447,638
10th	09/30/2010	09/29/2013	-	-	-	-	1,862,409	-	-	33,825	1,828,584
12th	02/28/2011	02/28/2014	-	-	-	-	1,558,584	-	-	18,431	1,540,153
6th	03/06/2009	03/06/2014	-	-	-	-	704,604	-	-	2,374	702,230
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/04/2011	08/18/2014		-	-	-	509	-	-	-	509
13th	08/19/2011	08/19/2014	-	-	-	-	706,397	-	-	16,782	689,615
15th	02/24/2012	02/24/2015	-	-	-	-	-	1,583,044	-	2,843	1,580,201
16th	02/24/2012	02/24/2015	-	-	-	-	-	69,156	-	3,108	66,048
8th	08/17/2010	08/16/2015	-	-	-	-	338,923	-	-	-	338,923
9th	08/30/2010	08/16/2015	-	-	-	-	329,152	-	-	3,367	325,785
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,858,518	-	-	33,825	1,824,693
12th	02/28/2011	02/28/2016	-	-	-	-	1,557,215	-	-	18,430	1,538,785
14th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508
13th	08/19/2011	08/19/2016	-	-	-	-	706,338	-	-	16,780	689,558
15th	02/24/2012	02/24/2017	-	-	-	-	-	1,582,979	-	2,843	1,580,136
16th	02/24/2012	02/24/2017	-	-	-	-	-	69,151	-	3,107	66,044
Total options outstanding					-	-	11,588,230	3,304,330	-	160,887	14,731,673
Total partner options					-	-	12,473,315	3,304,330	760,936	285,036	14,731,673

TOTAL SIMPLE/PARTNER OPTIONS				-	-	-	69,845,113	3,334,810	3,750,799	583,685	68,845,439
(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.81

Summary of Changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2012	New SBI's	Converted into shares	Canceled	Balance at 03/31/2013
1st	08/17/2010	08/16/2013	107,371	-	-	-	107,371
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2013	412,320	-	(5,533)	-	406,787
3rd	02/28/2011	02/27/2012	435,351	-	(435,351)	-	-
3rd	02/28/2011	02/27/2013	435,342	-	-	-	435,342
4th	02/24/2012	02/24/2013	464,181	-	(464,181)	-	-
4th	02/24/2012	02/24/2014	464,165	-	-	-	464,165
4th	02/24/2012	02/24/2015	464,150	-	-	-	464,150
5th	02/27/2013	02/26/2014	-	147,056	-	-	147,056
5th	02/27/2013	02/26/2015	-	147,045	-	-	147,045
5th	02/27/2013	02/26/2016	-	147,034	-	-	147,034
Total			2,797,062	441,135	(905,065)	-	2,333,132

Number	Vesting period		Prior balance 12/31/2011	New SBI's	Converted into shares	Canceled	Balance at 03/31/2012
1st	08/17/2010	08/16/2012	110,588	-	-	-	110,588
1st	08/17/2010	08/16/2013	110,577	-	-	-	110,577
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2012	424,163	-	(5,533)	(11,834)	406,796
2nd	09/30/2010	09/29/2013	424,154	-	-	(11,834)	412,320
3rd	02/28/2011	02/27/2011	444,040	-	(444,040)	-	-
3rd	02/28/2011	02/27/2012	444,030	-	-	(8,679)	435,351
3rd	02/28/2011	02/27/2013	444,020	-	-	(8,678)	435,342
4th	02/24/2012	02/24/2013	-	468,852	-	(4,671)	464,181
4th	02/24/2012	02/24/2014	-	468,836	-	(4,671)	464,165
4th	02/24/2012	02/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(449,573)	(55,038)	3,331,839

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.82

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the underlying		Expected	Risk-free	Expected
No.	Date	Period	period until	Asset	Fair value	Dividends	interest rate	Volatility

Partner options (*)
18th	02/27/2013	02/27/2016	-	34.66	31.76	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	29.98	2.91%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to March 31, 2013 was R$ (47) (R$ (40) from January 1 to March 31, 2012), with a corresponding amount to Additional Paid-in Capital – Granted Options Recognized.

In the stockholders’ equity, the effect was as follows:

	03/31/2013	03/31/2012
Amount received for the sale of shares – exercised options	119	167
(-) Cost of treasury shares sold	(137)	(188)
Effect of sale (*)	(18)	(21)

(*) Recorded in Additional paid-in capital.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.83

NOTE 23 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM INVESTIMENT SECURITIES AND DERIVATIVES

a)	Interest and similar income

	01/01 to 03/31/2013	01/01 to 03/31/2012
Central Bank compulsory deposits	848	1,935
Interbank deposits	155	298
Securities purchased under agreements to resell	2,673	2,866
Financial assets held for trading	2,383	4,382
Available-for-sale financial assets	1,078	1,056
Held-to-maturity financial assets	90	77
Loan and lease operations	13,960	15,528
Other financial assets	165	207
Total	21,352	26,349

b)	Interest and similar expense

	01/01 to 03/31/2013	01/01 to 03/31/2012
Deposits	(2,233)	(3,193)
Securities sold under repurchase agreements	(3,450)	(5,174)
Interbank market debt	(1,136)	(1,579)
Institutional market debt	(1,172)	(1,651)
Financial expense from technical reserves for insurance and private pension plans	(493)	(1,774)
Other	(10)	(12)
Total	(8,494)	(13,383)

c)	Net gain (loss) from investment securities and derivatives

	01/01 to 03/31/2013	01/01 to 03/31/2012
Financial assets held for trading and Derivatives, including the ineffective portion of hedge accounting related derivatives	(935)	828
Financial assets designated at fair value through profit or loss	2	5
Available-for-sale financial assets	(8)	217
Total	(941)	1,050

NOTE 24 - BANKING SERVICE FEES

	01/01 to 03/31/2013	01/01 to 03/31/2012
Current account services	1,451	1,250
Asset management fees	582	511
Collection commissions	279	273
Fees from credit card services	2,273	2,004
Fees for guarantees issued and credit lines	285	283
Brokerage commission	70	63
Other	317	278
Total	5,257	4,662

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.84

NOTE 25 - OTHER INCOME

	01/01 to 03/31/2013	01/01 to 03/31/2012
Gains on sale of assets held for sale, fixed assets and investments in associates and jointly controlled entities	20	12
Recovery of expenses	18	30
Reversal of provisions	35	46
Other	74	63
Total	147	151

NOTE 26 - GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 03/31/2013	01/01 to 03/31/2012
Personnel expenses	(3,770)	(3,451)
Compensation	(1,532)	(1,565)
Charges	(528)	(519)
Welfare benefits	(459)	(301)
Retirement plans and post-employment benefits (Note 29)	(15)	63
Defined benefit	(20)	43
Defined contribution	5	20
Stock option plan (Note 21d)	(47)	(40)
Training	(38)	(55)
Employee profit sharing	(639)	(633)
Dismissals	(98)	(146)
Provision for labor claims (Note 32)	(414)	(255)
Administrative expenses	(2,994)	(3,062)
Data processing and telecommunications	(867)	(870)
Third-party services	(758)	(768)
Installations	(212)	(235)
Advertising, promotions and publications	(200)	(189)
Rent	(253)	(241)
Transportation	(113)	(131)
Materials	(74)	(116)
Financial services	(118)	(116)
Security	(131)	(133)
Utilities	(73)	(78)
Travel	(41)	(39)
Other	(154)	(146)
Depreciation	(360)	(311)
Amortization	(202)	(202)
Insurance acquisition expenses	(280)	(280)
Other expenses	(1,558)	(1,614)
Expenses related to credit cards	(537)	(433)
Reimbursement related to acquisitions	(8)	(11)
Losses with third-party frauds	(148)	(191)
Loss on sale of assets held for sale, fixed assets and investments in associates and jointly controlled companies	(15)	(19)
Provision for civil lawsuits (Note 32)	(441)	(489)
Provision for tax and social security lawsuits	(187)	(193)
Refund of interbank costs	(52)	(52)
Other	(170)	(226)
Total	(9,164)	(8,920)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.85

NOTE 27 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income Tax and Social Contribution expense:

	01/01 to 03/31/2013	01/01 to 03/31/2012
Income before income tax and social contribution	4,810	5,333
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(1,924)	(2,133)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and jointly controlled entities net	20	10
Foreign exchange variation on assets and liabilities abroad	(15)	(269)
Interest on capital	418	465
Corporate reorganizations	157	-
Dividends, interest on external debt bonds and tax incentives	36	48
Other nondeductible expenses net of non taxable income	(12)	25
Total income tax and social contribution	(1,320)	(1,854)

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2012	Realization / Reversal	Effect of change in consolidation (1)	Increase	03/31/2013
Reflected in income	31,060	(4,631)	228	4,609	31,266
Related to income tax and social contribution tax carryforwards	3,955	(360)	59	1,053	4,707
Allowance for loan and lease losses	16,275	(1,810)	85	1,638	16,188
Adjustment to market value of derivative financial instruments	229	(229)	-	360	360
Goodwill on purchase of investments	2,761	(829)	50	380	2,362
Legal liabilities – tax and social security	1,645	(6)	-	117	1,756
Provision for contingent liabilities	3,487	(368)	14	466	3,599
Civil lawsuits	1,422	(117)	6	143	1,454
Labor claims	1,224	(244)	4	301	1,285
Tax and social security	822	(7)	4	22	841
Other	19	-	-	-	19
Adjustments of operations carried out in futures settlement market	8	(3)	-	-	5
Provision related to health insurance operations	254	-	-	2	256
Other	2,446	(1,026)	20	593	2,033

Reflected in stockholders’ equity	3,943	(236)	-	13	3,720
Corporate reorganizations	3,791	(157)	-	-	3,634
Adjustment to market value of available-for-sale securities	152	(79)	-	13	86

Total (2)	35,003	(4,867)	228	4,622	34,986

(1) Effect of change in consolidation criteria (Note 2.4a I).

(2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 29,022 (R$ 28,381 at December 31, 2012) and R$ 2,766 ( R$ 3,038 at December 31, 2012).

	12/31/2011	Realization / Reversal	Increase	12/31/2012
Reflected in income	28,466	(11,438)	14,032	31,060
Related to income tax and social contribution tax carryforwards	4,188	(1,480)	1,247	3,955
Allowance for loan and lease losses	12,889	(4,837)	8,223	16,275
Adjustment to market value of derivative financial instruments	302	(302)	229	229
Goodwill on purchase of investments	4,261	(1,923)	423	2,761
Legal liabilities – tax and social security	1,417	(4)	232	1,645
Provision for contingent liabilities	2,766	(1,585)	2,306	3,487
Civil lawsuits	1,185	(633)	870	1,422
Labor claims	984	(844)	1,084	1,224
Tax and social security	577	(107)	352	822
Other	20	(1)	-	19
Adjustments of operations carried out in futures settlement market	11	(4)	1	8
Provision related to health insurance operations	249	-	5	254
Other	2,383	(1,303)	1,366	2,446
Reflected in stockholders’ equity	344	(192)	3,791	3,943
Corporate reorganizations	-	-	3,791	3,791
Adjustment to market value of available-for-sale securities	344	(192)	-	152
Total	28,810	(11,630)	17,823	35,003

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038 ..

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.86

II- The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2012	Realization/ reversal	Increase (1)	03/31/2013
Reflected in income	8,372	(1,180)	782	7,974
Depreciation in excess – finance lease	5,453	(925)	548	5,076
Taxation of results abroad – capital gains	167	-	7	174
Adjustments of operations carried out in futures settlement market	117	-	9	126
Adjustments to market value of securities and derivative financial instruments	234	(234)	158	158
Restatement of escrow deposits and contingent liabilities	911	(20)	32	923
Pension plans	915	-	18	933
Other	575	(1)	10	584
Reflected in stockholders’ equity accounts	1,288	(533)	1	756
Adjustment to market value of available-for-sale securities	1,288	(533)	-	755
Provision for Pension Plan Benefits (2)	-	-	1	1
Total (3)	9,660	(1,713)	783	8,730

(1) Effect of change in consolidation criteria (Note 2.4a I) in the amount of R$ 2, refering to restatement of escrow deposits and contingent liabilities.

(2) On March 31, 2013 was reclassified to stockholders' equity, pursuant to IAS 19 (R1).

(3) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 29,022 (R$ 28,381 at 12/31/2012) and R$ 2,766 (R$ 3,038 at 12/31/2012).

	12/31/2011	Realization/ reversal	Increase	12/31/2012
Reflected in income	9,885	(3,385)	1,872	8,372
Depreciation in excess – finance lease	7,560	(2,785)	678	5,453
Taxation of results abroad – capital gains	78	-	89	167
Adjustments of operations carried out in futures settlement market	83	(2)	35	117
Adjustments to market value of securities and derivative financial instruments	175	(175)	234	234
Restatement of escrow deposits and contingent liabilities	806	(225)	330	911
Pension plans	594	-	321	915
Other	589	(199)	185	575
	-	-	-	-
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	789	1,288
Total (*)	10,384	(3,385)	2,660	9,660

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 and R$ 3,038.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2013	10,599	35%	685	14%	11,284	32%	(1,919)	22%	9,365	36%
2014	4,720	16%	697	15%	5,417	16%	(1,689)	19%	3,728	14%
2015	6,212	20%	551	12%	6,763	20%	(2,087)	24%	4,676	18%
2016	3,113	10%	1,235	26%	4,348	12%	(857)	10%	3,491	13%
2017	2,279	8%	1,271	27%	3,550	10%	(599)	7%	2,951	11%
After 2017	3,356	11%	268	6%	3,624	10%	(1,579)	18%	2,045	8%
Total	30,279	100%	4,707	100%	34,986	100%	(8,730)	100%	26,256	100%
Present value (*)	27,679		4,212		31,891		(7,767)		24,124

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.87

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 03/31/2013	01/01 to 03/31/2012
Net income	3,482	3,285
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(49)
Subtotal	3,433	3,236
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	3,382	3,186

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	1,712	1,615
To preferred equity owners	1,670	1,571

Total net income available to common equity owners	1,763	1,665
Total net income available to preferred equity owners	1,719	1,620

Weighted average number of shares outstanding
Common shares	2,289,284,300	2,289,284,300
Preferred shares	2,232,162,278	2,227,800,664

Earnings per share - Basic – R$
Common shares	0.77	0.73
Preferred shares	0.77	0.73

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 03/31/2013	01/01 to 03/31/2012
Total net income available to preferred equity owners	1,719	1,620
Dividend on preferred shares after dilution effects	5	5
Net income available to preferred equity owners considering preferred shares after the dilution effect	1,724	1,625

Total net income available to ordinary equity owners	1,763	1,665
Dividend on preferred shares after dilution effects	(5)	(5)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	1,758	1,660

Adjusted weighted average of shares
Common shares	2,289,284,300	2,289,284,300
Preferred shares	2,246,065,306	2,241,526,859
Preferred shares	2,232,162,278	2,227,800,664
Incremental shares from stock options granted under our Stock Option Plan	13,903,028	13,726,195

Earnings per share - Diluted – R$
Common shares	0.77	0.73
Preferred shares	0.77	0.73

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 12,295,783 preferred shares at 03/31/2013 and 8,197,646 preferred shares at 03/31/2012.

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NOTE 29 – POST-EMPLOYMENT BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted. The effects from adopting IAS 19 (R1), when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of March 31,2012 and December 31,2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29c.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the plans

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3) (4)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (5)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

(5) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary

Social Security(PREVIC) on December 28, 2012.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

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c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	03/31/2013	03/31/2012
Discount rate (1)	8.16% a.a.	9.72% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2012 so as to be consistent with the economic scenario at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions, and studies coordinated by the Investment Officer of EFPC regarding the economic assumptions.

II- Risk Exposure

Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets

The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk

Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

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The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	03/31/2013	12/31/2012	03/31/2013	12/31/2012	2014 Target
Fixed income securities	13,729	13,736	90.49%	91.14%	53% to 100%
Variable income securities	871	763	5.74%	5.06%	0% to 20%
Structured investments	16	16	0.11%	0.11%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	529	532	3.49%	3.53%	0% to 7%
Loans to participants	26	25	0.17%	0.17%	0% to 5%
Total	15,171	15,072	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 603 (R$ 589 at 12/31/2012), and real estate rented to Group companies, with a fair value of R$ 499 (R$ 498 at 12/31/2012).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012 and 2013, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV-	Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2013	12/31/2012
1 - Net assets of the plans	15,171	15,072
2- Actuarial liabilities	(12,988)	(12,906)
3- Surplus (1-2)	2,183	2,166
4- Asset ceiling (*)	(2,171)	(2,137)
5- Net amount recognized in the balance sheet (3-4)	12	29
Amount recognized in assets (Note 20a)	472	487
Amount recognized in liabilities (Note 20b)	(460)	(458)

 (*) Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

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V-	Change in the net amount recognized in the balance sheet:

	03/31/2013
	Plan net assets	Defined benefit obligation	Surplus	Asset Ceiling	Recognized amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(25)	(25)	-	(25)
Net interest	300	(256)	44	(44)	-
Benefits paid	(175)	175	-	-	-
Contributions of sponsors	7	-	7	-	7
Contributions of participants	3	-	3	-	3
Effects on asset ceiling	-	-	-	14	14
Actuarial gain/(loss) (1) (2)	(36)	24	(12)	(4)	(16)
Value end of the period	15,171	(12,988)	2,183	(2,171)	12

	12/31/2012
	Plan net assets	Defined benefit obligation	Surplus	Asset Ceiling	Recognized amount
Value beginning of the period	11,773	(10,413)	1,360	(1,263)	97
Cost of current service	-	(85)	(85)	-	(85)
Net interest	1,303	(985)	318	(175)	143
Benefits paid	(671)	671	-	-	-
Contributions of sponsors	57	-	57	-	57
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(874)	(874)
Changes in financial assumptions	-	(1,663)	(1,663)	-	(1,663)
Actuarial gain/(loss) (1) (2)	2,595	(431)	2,164	175	2,339
Value end of the period	15,072	(12,906)	2,166	(2,137)	29

(1) Gains/losses recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(2) The actual return on assets amounted to R$ 264 (R$ 3,898 at 12/31/2012).

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VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI)

	Income		Stockholders’ Equity (OCI)
	01/01 a 31/03/2013	01/01 a 31/03/2012	03/31/2013	03/31/2012
Cost of current service	(25)	(21)	-	-
Net interest	1	36	-	-
Effects on asset ceiling	-	-	14	(47)
Gain/(loss) Actuarial	-	-	(13)	76
Total amounts recognized	(24)	15	1	29

During the period, the contributions made totaled R$ 7 (R$ 7 from 01/01 to 03/31/2012). The contribution rate increases based on the beneficiary’s salary.

In 2013, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 35.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	708
2014	741
2015	762
2016	784
2017	806
2018 to 2022	4,399

VII- Sensitivity of defined benefit obligation

The impact of the change in the discount rate assumption by 0.5% on actuarial liability is as follows:

Change in Assumption	Effect on Actuarial Liability	R$	Percentage
- Decrease by 0.5%	Increase	868	6.42%
- Increase by 0.5%	Decrease	(779)	(6.04%)

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d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2013			03/31/2012
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,646	(318)	2,328	1,757	(313)	1,444
Net interest	51	(6)	45	195	(35)	160
Contribution	(40)	-	(40)	(146)	-	(146)
Effects on asset ceiling	-	-	-	-	(5)	(5)
Gain/(Loss) Financial	9	-	9	840	35	875
Amount - end of the period (Note 20a)	2,666	(324)	2,342	2,646	(318)	2,328

II - Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ Equity (OCI)
	01/01 a 03/31/2013	01/01 a 03/31/2012	03/31/2013	03/31/2012
Contribution	(40)	(47)	-	-
Net interest	45	40	-	-
Gain/(Loss) Financial	-	-	9	28
Total Valores Reconhecidos	5	(7)	9	28

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 54 (R$ 60 at 03/31/2012), of which R$ 40 (R$ 47 at 03/31/2012) were pension funds.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.94

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	03/31/2013	12/31/2012
At the beginning of the period	(148)	(120)
Interest cost	(3)	(11)
Benefits paid	1	6
Actuarial loss	(7)	(23)
At the end of the period (Note 20c)	(157)	(148)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ Equity (OCI)
	01/01 a 03/31/2013	01/01 a 03/31/2012	03/31/2013	03/31/2012
Net interest	(3)	(3)	-	-
Benefits paid	1	2	-	-
Actuarial loss	-	-	(7)	-
Total Recognized Amounts	(2)	(1)	(7)	-

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	6
2014	7
2015	7
2016	8
2017	8
2018 a 2022	52

II-Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29b c), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1.0% increase	1.0% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other Comprehensive Income	26	(21)

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NOTE 30 – INSURANCE CONTRACTS

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

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b)	Main products

I-	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 03/31/2013	01/01 to 03/31/2012	01/01 to 03/31/2013	01/01 to 03/31/2012
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.4	88.4	1.4	1.4
Commercial multiple peril	61.0	42.7	16.3	17.1
Group life	46.6	41.9	6.9	10.5
Credit life	17.0	20.9	22.5	21.0
Extended warranty - assets	18.1	20.0	63.0	65.1
Specified and all risks	34.5	85.2	4.3	1.7
Group accident insurance	7.9	6.9	34.3	33.6

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued			Reinsurance		Retained premiums and contributions
	01/01 to 03/31/2013	01/01 to 03/31/2012		01/01 to 03/31/2013	01/01 to 03/31/2012	01/01 to 03/31/2013	01/01 to 03/31/2012
VGBL	4,644	3,100		-	-	4,644	3,100
PGBL	312	356		-	-	312	356
Warranty extension - assets	331	343		-	-	331	343
Group life	349	328		(8)	(14)	341	314
Group accident insurance	163	160		(1)	-	162	160
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	172	124		-	-	172	124
Credit life	152	108		(4)	-	148	108
Traditional	41	87		-	-	41	87
Multiple risks	40	45	(2)		(1)	38	44
Commercial multiple peril	46	44		(11)	(9)	35	35
Serious or terminal diseases	28	31		-	-	28	31
Specified and all risks	110	71		(79)	(50)	31	21
Individual accident	32	26		(1)	-	31	26
Petroleum risks	80	63		(69)	(52)	11	11
Individual life	18	5		-	-	18	5
Engineering risks	38	36		(31)	(31)	7	5
Other lines	321	271		(69)	(68)	252	203
Total	6,877	5,198		(275)	(225)	6,602	4,973

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I -	Insurance:

•	Reserve for unearned premiums – Recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance;

•	Reserve for premium deficiency – Recognized according to a technical actuarial note if a premium deficiency is found in relation to claims paid;

•	Reserve for unsettled claims – Recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome to the insurance company. It also considers the expectation of the amount of adjustments, not separable, the value of the provision for unsettled claims (IBNER). For example: reopenings of claims already closed;

•	Reserve for claims incurred but not reported - IBNR – Recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported;

•	Other provisions – Recognized based on the provision for redemptions and/other amounts to be regularized, in connection with amounts not yet regularized up to the balance sheet date, and the provision for unexpired risks of individual life operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.98

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – Correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – Recognized when insufficient premiums or contribution are determined related to the payment of claims and benefits;

•	Reserve for unexpired risks – Recognized to reflect the estimate of risks in force but not expired;

•	Reserve for claims incurred but not reported - IBNR – Recognized based on the estimated amount of claims incurred but not reported;

•	Reserve for financial surplus – Refers to private pension contracts which give the participant a minimum guarantee of profitability, calculated by the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded;

•	Other reserves – Mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.99

	03/31/2013				12/31/2012
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	9,120	23,729	57,469	90,318	7,609	20,893	42,402	70,904
(+) Additions arising from premiums/contribution	1,853	350	4,627	6,830	6,940	1,893	15,710	24,543
(-) Deferral of risk	(1,774)	-	-	(1,774)	(6,576)	-	-	(6,576)
(-) Payment of claims/benefits	(564)	(34)	(2)	(600)	(2,126)	(92)	(6)	(2,224)
(+) Reported claims	526	-	-	526	3,073	-	-	3,073
(-) Redemptions	-	(307)	(1,718)	(2,025)	(4)	(985)	(5,213)	(6,202)
(+/-) Net portability	-	(21)	(38)	(59)	-	161	57	218
(+) Adjustment of reserves and financial surplus	-	197	245	442	3	1,891	4,440	6,334
(+/-) Other (recognition/reversal)	50	-	(14)	36	201	(32)	79	248
Reserves for insurance and private pension	9,211	23,914	60,569	93,694	9,120	23,729	57,469	90,318

	INSURANCE		PRIVATE PENSION		TOTAL
	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Mathematical reserve for benefits to be granted and benefits granted	19	19	83,014	79,733	83,033	79,752
Unearned premiums (1)	4,753	4,678	-	-	4,753	4,678
Unsettled claims (2)	3,159	3,222	-	-	3,159	3,222
IBNR	905	821	12	12	917	833
Premium deficiency	339	336	-	-	339	336
Insufficient contribution	-	-	756	750	756	750
Financial surplus	1	1	509	514	510	515
Other	35	43	192	189	227	232
Total	9,211	9,120	84,483	81,198	93,694	90,318

(1) According to Circular No. 464 of 03/01/2013, SUSEP, includes the technical provision for extension of warranty in the extended warranty line, previously disclosed under Other provisions, including for comparative purposes.

(2) The provision for unsettled claims and IBNR is detailed in Note 30e.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.100

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2013	2,231
Increase	40
Amortization	(24)
Balance at 03/31/2013	2,247
Balance to be amortized in up to 12 months	1,020
Balance to be amortized after 12 months	1,227

Balance at 01/01/2012	2,064
Increase	207
Amortization	(40)
Balance at 12/31/2012	2,231
Balance to be amortized in up to 12 months	1,412
Balance to be amortized after 12 months	819

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.101

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows, at March 31, 2013:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	2,526
DPVAT operations	224
Retrocession and other estimates	409
Total of provision (*)	3,159

 (*) The total provision refers to provision for unsettled claims stated in Note 30c III.

Ia - Administratives claims - Gross of reinsurance
Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,690	1,383	1,859	1,506	2,302
After 1 year	1,672	1,378	2,031	1,651	-
After 2 years	1,671	1,374	2,012	-	-
After 3 years	1,636	1,352	-	-	-
After 4 years	1,703	-	-	-	-

Current estimate	1,703	1,352	2,012	1,651	2,302	9,020
Accumulated payments through base date	1,578	1,302	1,797	1,342	1,117	7,136
Liabilities recognized in the balance sheet	125	50	215	309	1,185	1,884
Liabilities in relation to years prior to 2008						157
Total administratives claims included in balance sheet						2,041

Ib - Judicial claims - Gross of reinsurance
Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	76	61	23	28	51
After 1 year	85	74	38	60	-
After 2 years	92	78	53	-	-
After 3 years	94	111	-	-	-
After 4 years	103	-	-	-	-

Current estimate	103	111	53	60	51	378
Accumulated payments through base date	60	57	27	26	27	197
Liabilities recognized in the balance sheet	43	54	26	34	24	181
Liabilities in relation to years prior to 2008						304
Total judicial claims included in balance sheet						485

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.102

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	756
DPVAT operations	224
Reinsurance, retrocession and other estimates	2,179
Total of provision (*)	3,159

(*) The total provision refers to provision for unsettled claims stated in Note 30c III.

IIa - Administratives claims - Net of reinsurance
Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,077	1,095	1,162	1,150	1,337
After 1 year	1,060	1,087	1,124	1,176	-
After 2 years	1,067	1,084	1,133	-	-
After 3 years	1,062	1,077	-	-	-
After 4 years	1,063	-	-	-	-

Current estimate	1,063	1,077	1,133	1,176	1,337	5,786
Accumulated payments through base date	1,042	1,062	1,104	1,112	1,011	5,331
Liabilities recognized in the balance sheet	21	15	29	64	326	455
Liabilities in relation to years prior to 2008						15
Total administratives claims included in balance sheet						470

IIb - Judicial claims - Net of reinsurance
Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	67	56	22	27	50
After 1 year	74	68	35	55	-
After 2 years	79	73	51	-	-
After 3 years	81	83	-	-	-
After 4 years	87	-	-	-	-

Current estimate	87	83	51	55	50	326
Accumulated payments through base date	59	54	26	26	27	192
Liabilities recognized in the balance sheet	28	29	25	29	23	134
Liabilities in relation to years prior to 2008						152
Total judicial claims included in balance sheet						286

The values shown in the tables, expressing the position of 12/31/2012, since the actuarial calculations are made semiannually.

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Additionally, it is important to emphasize that ITAU UNIBANCO HOLDING recognizes a provision for claims incurred by not enough reported (IBNER) with the purpose of covering the expected adjustment amount for claims (not on an individual basis) at the moment of recognizing the Provision for Unsettled Claims, particularly in lawsuits, in which the development of claims is very slow.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.103

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the Guarantee Assets portfolio.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.104

Sensitivity analysis were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

	03/31/2013		12/31/2012
	Impact on the result of LAT		Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

0.1% increase in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
0.1% decrease in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.105

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 03/31/2013			01/01 to 03/31/2012
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

PROPERTY AND CASUALTY
Extended warranty	331	331	100.0	343	343	100.0
Credit life	152	148	97.4	108	108	100.0
Mandatory personal injury caused by motor vehicle (DPVAT)	172	172	100.0	124	124	100.0

INDIVIDUALS
Group life	349	341	97.7	328	314	95.7
Group accident insurance	163	162	99.4	160	160	100.0
Individual accident	32	31	96.9	26	26	100.0
Individual life	18	18	100.0	5	5	100.0

LARGE RISKS
Specified and operational risks	110	31	28.2	71	21	29.6
Petroleum risks	80	11	13.8	63	11	17.5
Engineering	38	7	18.4	36	5	13.9

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.106

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.
•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III-	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.107

IV-	Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII- Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the audit committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.108

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values, of prices indexes and commodity prices, among other indexes on these risk factors.

The market risk limit structure and warnings follow the guidelines of the Board of Directors and is approved by the Superior Risk Committee (CSRisc) after discussions and deliberations of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01- Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (MtM – Mark to Market).

	03/31/2013		12/31/2012
Class	Account balance	DV01	Account balance	DV01
	(R$ million)		(R$ million)
Government securities
NTN-C	3,239	(3.65)	3,254	(3.53)
NTN-B	1,592	(2.04)	1,821	(2.20)
NTN-F	7	-	7	-
LTN	29	-	168	(0.00)

DI Future	1	-	1	-

Private securities
Indexed to IGPM	26	-	26	(0.00)
Indexed to IPCA	332	(0.26)	289	(0.22)
Indexed to PRE	79	-	67	(0.01)

Shares	571	5.71	523	5.23

Floating assets	6,164	-	5,660	-

Under agreements to resell	4,517	-	4,574	-

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.109

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	03/31/2013		12/31/2012		Assets	03/31/2013		12/31/2012
Technical provision	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
PPNG, PPNG-RVNE, PCP and OPT (1)	1,835	17	1,746	17	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,835	7	1,746	7
Reserve for premium deficiency	340	138	253	182	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	340	7	253	7
IBNR and Provision for unsettled claims (2)	1,538	17	1,409	18	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,538	7	1,409	7
Other Reserves	346	-	345	-	LFT, Repurchase Agreements, NTN-B, CDB and Debentures	346	-	345	-
Subtotal	4,059		3,753		Subtotal	4,059		3,753
Provisions
Administrative expenses	41	126	41	126	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	41	7	41	7
Mathematical reserve for benefits granted	1,077	126	1,066	126	LFT, Repurchase Agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and Debentures	1,077	136	1,066	136
Mathematical reserve for benefits to be granted – PGBL/ VGBL	78,292	133	75,055	133	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	78,292	27	75,055	27
Mathematical reserve for benefits to be granted – Traditional	3,663	179	3,630	179	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,663	136	3,630	136
Insufficient contribution	757	179	751	179	LFT, Repurchase Agreements, NTN-B, NTN-C, CDB, LF and Debentures	757	136	751	136
Financial surplus	511	179	515	179	LFT, Repurchase Agreements, NTN-B, NTN-C, CDB, LF and Debentures	511	136	515	136
Subtotal	84,341		81,058		Subtotal	84,341		81,058
Total technical reserves	88,400		84,811		Total backing assets	88,400		84,811

(*) DU – Duration in months

(1) Net amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.110

Credit Risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. In compliance with CNSP Resolution No. 225/2010, the insurance company will contract with local reinsurance companies at least 40% of each reinsurance assignment in automatic or facultative contracts. At present the reinsurer with the largest share of our operations represents less than 41% of total. In addition, ITAÚ UNIBANCO HOLDING follows the SUSEP rules about reinsurers with which it operates, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB
Fitch	BBB
Moody´s	Baa2
AM Best	B++

I) Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Opening balance	234	214	384	313
Issued contracts	-	-	256	1,106
Recoverable claims	85	26	-	-
Prepayments/Payments to Reinsurer	(30)	(7)	(197)	(1,043)
Monetary adjustment and interest of claims	-	-	(5)	8
Other increase/reversal	-	1	-	-
Closing balance	289	234	438	384

II – Balances of technical reserves with reinsurance assets

	03/31/2013	12/31/2012
Reinsurance claims	1,981	2,098
Reinsurance premiums	708	700
Reinsurance commission	(46)	(45)
Closing balance	2,643	2,753

III – Changes in balances of technical reserves for reinsurance claims

	03/31/2013	12/31/2012
Opening balance	2,098	1,394
Reported claims	109	1,313
Paid claims	(229)	(598)
Other increase/reversal	3	(11)
Closing balance	1,981	2,098

IV – Changes in balances of technical reserves for reinsurance premiums

	03/31/2013	12/31/2012
Opening balance	700	535
Receipts	237	1,049
Payments	(229)	(884)
Closing balance	708	700

V – Changes in balances of technical reserves for reinsurance commission

	03/31/2013	12/31/2012
Opening balance	(45)	(58)
Receipts	(14)	(64)
Payments	13	77
Closing balance	(46)	(45)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.112

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital requirements for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 rules No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 282 (revoked Resolution No. 227 of December 06, 2010), No. 283 and No. 284. These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.113

NOTE 31 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	03/31/2013		12/31/2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	75,598	75,598	77,668	77,668
Interbank deposits	17,894	17,910	23,826	23,853
Securities purchased under agreements to resell	182,766	182,766	162,737	162,737
Financial assets held for trading (*)	131,366	131,366	145,516	145,516
Financial assets designated at fair value through profit or loss (*)	224	224	220	220
Derivatives (*)	9,266	9,266	11,597	11,597
Available-for-sale financial assets (*)	81,245	81,245	90,869	90,869
Held-to-maturity financial assets	3,377	4,534	3,202	4,517
Loan operations and lease operations	346,991	348,858	341,271	343,375
Other financial assets	42,485	42,485	44,492	44,492
Financial liabilities
Deposits	238,555	238,480	243,200	243,127
Securities sold under repurchase agreements	262,892	262,892	267,405	267,405
Financial liabilities held for trading (*)	594	594	642	642
Derivatives (*)	8,385	8,385	11,069	11,069
Interbank market debt	99,357	99,177	97,073	96,858
Institutional market debt	69,233	68,346	72,028	71,036
Liabilities for capitalization plans	2,930	2,930	2,892	2,892
Other financial liabilities	47,715	47,715	50,255	50,255

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby Letters of Credit and Guarantees Provided, which amount to R$ 62,891 (R$ 60,310 at 12/31/2012) with an estimated fair value of R$ 708 (R$ 728 at 12/31/2012).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell, Securities sold under repurchase agreements and Liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits, Deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets, Held-to-Maturity Financial Assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from ANBIMA, the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.114

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other Financial Assets/Liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

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Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.116

Distribution by level

The following table presents the breakdown of risk levels at 03/31/2013 and 12/31/2012 for financial assets held for trading and available-for-sale financial assets.

	03/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	103,606	27,710	50	131,366	118,548	26,948	20	145,516
Investment funds	-	1,429	-	1,429	-	1,468	-	1,468
Brazilian government securities	95,330	146	-	95,476	111,045	161	-	111,206
Brazilian external debt bonds	1,709	-	-	1,709	1,286	-	-	1,286
Government securities – other countries	632	137	-	769	710	162	-	872
Argentina	203	-	-	203	106	-	-	106
United States	304	-	-	304	345	-	-	345
Mexico	99	-	-	99	225	-	-	225
Chile	-	62	-	62	-	108	-	108
Uruguay	-	41	-	41	-	33	-	33
Colombia	-	34	-	34	34	-	-	34
Peru	26	-	-	26	-	21	-	21
Corporate securities	5,935	25,998	50	31,983	5,507	25,157	20	30,684
Shares	2,581	-	-	2,581	2,815	-	-	2,815
Securitized real estate loans	-	21	-	21	-	21	-	21
Bank deposit certificates	-	2,709	-	2,709	-	2,933	-	2,933
Debentures	3,354	1,858	-	5,212	2,692	1,944	-	4,636
Eurobonds and others	-	1,623	-	1,623	-	1,612	-	1,612
Promissory notes	-	-	50	50	-	-	20	20
Financial credit bills	-	19,636	-	19,636	-	18,441	-	18,441
Other	-	151	-	151	-	206	-	206
Available-for-sale financial assets	41,246	37,517	2,482	81,245	48,351	40,029	2,489	90,869
Investment funds	-	252	-	252	-	255	-	255
Brazilian government securities	16,657	13	292	16,962	25,131	25	306	25,462
Brazilian external debt bonds	18,750	-	-	18,750	18,065	-	-	18,065
Government securities – other countries	705	4,816	41	5,562	602	6,535	-	7,137
United States	376	-	-	376	375	-	-	375
Denmark	-	2,234	-	2,234	-	2,554	-	2,554
Korea	-	426	-	426	-	1,662	-	1,662
Chile	-	1,147	41	1,188	-	1,534	-	1,534
Paraguay	-	760	-	760	-	491	-	491
Uruguay	-	249	-	249	-	294	-	294
Belgium	156	-	-	156	71	-	-	71
France	88	-	-	88	57	-	-	57
United Kingdom	-	-	-	-	83	-	-	83
Holanda	53	-	-	53	-	-	-	-
Other	32	-	-	32	16	-	-	16
Corporate securities	5,134	32,436	2,149	39,719	4,553	33,214	2,183	39,950
Shares	3,070	622	-	3,692	2,258	1,554	-	3,812
Securitized real estate loans	-	7,086	1,315	8,401	-	7,200	1,368	8,568
Bank deposit certificates	-	425	-	425	-	391	-	391
Debentures	2,050	11,200	-	13,250	2,280	11,684	-	13,964
Eurobonds and others	14	5,201	74	5,289	15	5,576	5	5,596
Promissory notes	-	-	727	727	-	-	777	777
Rural Product Note	-	850	-	850	-	778	-	778
Financial credit bills	-	6,775	-	6,775	-	5,720	-	5,720
Other	-	277	33	310	-	311	33	344
Financial assets designated at fair value through profit or loss	-	224	-	224	-	220	-	220
Brazilian government securities	-	224	-	224	-	220	-	220
Financial liabilities designated at fair value	-	594	-	594	-	642	-	642
Structured notes	-	594	-	594	-	642	-	642

The following table presents the breakdown of risk levels at 03/31/2013 and 12/31/2012 for our derivative assets and liabilities.

	03/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	9,124	142	9,266	-	11,284	313	11,597
Options	-	944	19	963	-	1,759	147	1,906
Forwards	-	3,264	-	3,264	-	3,528	2	3,530
Swap – Differential receivable	-	3,358	2	3,360	-	3,661	25	3,686
Check of swap	-	32	-	32	-	35	-	35
Credit derivatives	-	759	-	759	-	728	-	728
Forwards	-	246	-	246	-	379	-	379
Other derivatives	-	521	121	642	-	1,194	139	1,333
Derivatives - Liabilities	(116)	(8,244)	(25)	(8,385)	(23)	(10,877)	(169)	(11,069)
Options	-	(1,058)	(13)	(1,071)	-	(2,132)	(149)	(2,281)
Forwards	-	(2,545)	-	(2,545)	-	(2,291)	(2)	(2,293)
Swap – Differential payable	-	(4,134)	(12)	(4,146)	-	(5,053)	(15)	(5,068)
Swap with USD check	-	(31)	-	(31)	-	(42)	-	(42)
Credit derivatives	-	(107)	-	(107)	-	(90)	-	(90)
Forwards	-	(121)	-	(121)	-	(343)	(3)	(346)
Futures	(116)	-	-	(116)	(23)	-	-	(23)
Other derivatives	-	(248)	-	(248)	-	(926)	-	(926)

There were no significant transfers between Level 1 and Level 2 during the periods ended 03/31/2013 and 12/31/2012. Transfers into and out of Level 3 are displayed on changes of level 3.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.117

Measurement of Fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 65,452 million in financial instruments classified as Level 2, at March 31, 2013, pricing service or brokers were used to evaluate securities at the fair value of R$ 18,235 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of Itaú Unibanco provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.118

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. Some cases in which the inputs terms are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.119

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

	Fair value at 12/31/2012	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	20	-	30	-	-	50	-
Corporate securities - Promissory notes	20	-	30	-	-	50	-
Available-for-sale financial assets	2,489	(56)	523	(474)	-	2,482	576
Brazilian government securities	306	(14)	-	-	-	292	8
Government securities – abroad - Chile	-	-	41	-	-	41	-
Corporate securities	2,183	(42)	482	(474)	-	2,149	568
Securitized real estate loans	1,368	(53)	-	-	-	1,315	566
Promissory notes	777	11	413	(474)	-	727	-
Eurobonds and others	5	-	69	-	-	74	3
Outros	33	-	-	-	-	33	(1)

	Fair value at 12/31/2012	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	313	(39)	41	(148)	(25)	142	(3)
Options	147	7	11	(146)	-	19	(4)
Swap – Differential receivable	25	2	-	-	(25)	2	1
Forwards	2	-	-	(2)	-	-	-
Other derivatives	139	(48)	30	-	-	121	-
Derivatives - Liabilities	(169)	6	(12)	150	-	(25)	(6)
Options	(149)	5	(11)	142	-	(13)	6
Forwards	(2)	-	-	2	-	-	-
Swap – Differential payable	(15)	1	-	2	-	(12)	(12)
Forwards	(3)	-	(1)	4	-	-	-

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	290	(238)	71	(103)	-	20	-
Corporate securities - Promissory notes	290	(238)	71	(103)	-	20	-
Available-for-sale financial assets	1,596	234	3,028	(2,369)	-	2,489	638
Brazilian government securities	259	75	364	(392)	-	306	17
Corporate securities	1,337	159	2,664	(1,977)	-	2,183	621
Securitized real estate loans	691	123	684	(130)	-	1,368	623
Promissory notes	646	37	1,941	(1,847)	-	777	-
Eurobonds and others	-	(3)	8	-	-	5	(3)
Other	-	2	31	-	-	33	1

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	905	20	243	(855)	-	313	12
Options	688	25	218	(784)	-	147	17
Swap – Differential receivable	18	(6)	13	-	-	25	4
Forwards	3	-	6	(7)	-	2	1
Forwards	1	-	-	(1)	-	-	-
Other derivatives	195	1	6	(63)	-	139	(10)
Derivatives - Liabilities	(700)	19	(238)	750	-	(169)	(30)
Options	(676)	21	(228)	734	-	(149)	(17)
Forwards	(7)	-	(7)	12	-	(2)	1
Swap – Differential payable	(16)	(2)	-	3	-	(15)	(14)
Forward	(1)	-	(3)	1	-	(3)	-

Derivatives: in 2013 ITAÚ UNIBANCO HOLDING transferred R$ 25 in swaps out of Level 3, in view of the availability of inputs verified for these derivatives.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.120

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are interest rates, underlying asset prices and volatility. Significant increases (decreases) in any of these inputs separately may give rise to significant decreases (increases) in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices):

		(Amounts in R$ million)
Sensitivity – Level III Operations		03/31/2013
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(0.0)	(1.0)
Interest rates	II	(0.0)	(25.0)
	III	(0.1)	(49.4)

Currency, commodities, and ratios	I	-	-
	II	-	-

Nonlinear	I	(5.4)	-
	II	(8.0)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.121

NOTE 32 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	03/31/2013	12/31/2012
Civil	3,827	3,732
Labor	4,936	4,852
Tax and social security	10,211	10,433
Other	197	192
Total	19,171	19,209
Current	1,211	4,116
Non-current	17,960	15,093

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,613 (R$ 826 at 03/31/2012); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in Joint Ventures.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.122

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no off-balance sheet contingencies relating to labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.123

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 03/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,627	3,918	192	7,737
Interest (Note 26)	71	51	-	122
Changes in the period reflected in results (Note 26)	370	363	5	738
Increase (*)	546	419	6	971
Reversal	(176)	(56)	(1)	(233)
Payment	(375)	(293)	-	(668)
Subtotal	3,693	4,039	197	7,929
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	897	-	1,031
Closing balance	3,827	4,936	197	8,960
Escrow deposits at 03/31/2013 (Note 20a)	2,070	2,386	-	4,456

(*) Civil provisions include the provision for economic plans amounting to R$ 66.

	01/01 to 03/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	40	28	-	68
Changes in the period reflected in results (Note 26)	449	227	4	680
Increase (*)	549	239	5	793
Reversal	(100)	(12)	(1)	(113)
Payment	(364)	(145)	-	(509)
Subtotal	3,154	3,194	169	6,517
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	141	921	-	1,062
Closing balance	3,295	4,115	169	7,579
Escrow deposits at 03/31/2012	1,988	2,435	-	4,423

(*) Civil provisions include the provision for economic plans amounting to R$ 95.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.124

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 03/31/2013	01/01 to 03/31/2012
Opening balance	10,433	8,645
Effect of change in consolidation criteria (Note 2.4a I)	9	-
(-) Contingencies guaranteed by indemnity clause	(61)	(57)
Subtotal	10,381	8,587
Interest (1)	105	225
Changes in the period reflected in results	65	170
Increase (1)	273	203
Reversal (1)	(208)	(33)
Payment	(402)	(46)
Subtotal	10,149	8,936
(+) Contingencies guaranteed by indemnity clause	62	58
Closing balance (2)	10,211	8,994

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 11.

Escrow deposits	03/31/2013	03/31/2012
Opening balance	4,557	5,178
Effect of change in consolidation criteria (Note 2.4a I)	8	-
Appropriation of interest	55	136
Changes in the period	(369)	212
Deposits made	201	217
Withdrawals	(5)	(4)
Deposits released	(565)	(1)
Closing balance (Note 20a)	4,251	5,526
Reclassification of assets pledged as collateral for contingencies (Note 32d)	-	-
Closing balance after Reclassification	4,251	5,526

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.125

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,056: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 511.

•	CSLL – Isonomy – R$ 2,105: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 573.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 520: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 481.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 385: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 90.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 9,877. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 2,477: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,467: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 914: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ and CSLL - Losses and discounts granted on receipt of credits – R$ 459: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 424: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 379: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.

•	IRPJ and CSLL – Profit made available abroad – R$ 343: discussion of the calculation basis for levy of these taxes on profits earned abroad.

•	INSS – Prevention Accident Factor (FAP) – R$ 325: adequacy of SAT Multiplier, in conformity with the number of Occupational Accident Notices.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.126

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 697 (R$ 790 at 12/31/2012) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	03/31/2013	03/31/2012
Financial assets held for trading and Available-for-sale financial assets (basically Financial Treasury Bills)	1,294	1,590
Escrow deposits (Note 20a)	3,825	3,285

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.127

NOTE 33 – REGULATORY CAPITAL

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	03/31/2013		12/31/2012
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	80,912	73,426	79,711	72,007
Tier 2	39,701	37,629	40,654	37,833
Other deductions required by Central Bank of Brazil	(426)	(426)	(420)	(420)
Total	120,187	110,629	119,945	109,421
Requirement for coverage of risk exposures:
Credit	62,516	60,210	65,964	64,580
Market	3,414	3,607	3,027	3,100
Operational	4,039	4,773	3,807	4,356
Minimum regulatory capital required	69,969	68,590	72,798	72,036
Excess of regulatory capital over minimum regulatory capital required	50,218	42,039	47,148	37,385
Exposure weighted by risk	636,079	623,547	661,797	654,872
Capital to risk-weighted assets ratio - %	18.9	17.7	18.1	16.7

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.128

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account Balance
Subordinated CDB - BRL
	40	2003	2013	102% of CDI	123
	48	2008	2013	106% to 107% of CDI	80
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,386
	33			IGMP + 7.22%	69
	1,000	2008	2014	112% of CDI	1,583
	400	2008	2015	119.8% of CDI	670
	50	2010	2015	113% of CDI	70
	466	2006	2016	100% of CDI + 0.7% (*)	908
	2,665	2010	2016	110% to 114% of CDI	3,722
	123			IPCA + 7.21%	181
	367	2010	2017	IPCA + 7.33%	544
	7,057			TOTAL	11,336

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	368
	1,874			112% to 112.5% of CDI	1,889
	30			IPCA + 7%	40
	206	2010	2017	IPCA + 6.95% to 7.2%	254
	3,224	2011	2017	108% to 112% of CDI	3,338
	352			IPCA + 6.15% to 7.8%	420
	138			IGPM + 6.55% to 7.6%	168
	3,650			100% of CDI + 1.29% to 1.52%	3,767
	500	2012	2017	100% of CDI + 1.12%	513
	42	2011	2018	IGPM + 7%	48
	30			IPCA + 7.53% to 7.7%	36
	461	2012	2018	IPCA + 4.40% to 6.58%	512
	3,757			100% of CDI + 1.01% to 1.32%	3,847
	5,779			108% to 113% of CDI	5,964
	112			PRE + 9.95 a 11.95%	120
	2	2011	2019	109 to 109.7% to CDI	2
	12	2012	2019	PRE + 11.96%	14
	101			IPCA + 4.70% to 6.30%	112
	1			110% of CDI	1
	20	2012	2020	IPCA + 6.00% to 6.17%	23
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.50% of CDI	7
	1,767	2012	2022	IPCA + 5.15% to 5.83%	1,906
	20			IGMP + 4.63%	21
	22,450			TOTAL	23,371

Subordinated euronotes - USD
	990	2010	2020	6.2%	2,065
	1,000	2010	2021	5.8%	2,029
	730	2011	2021	5.75% to 6.2%	1,471
	550	2012	2021	6.2%	1,156
	2,600	2012	2022	5.50% to 5.65%	5,184
	1,851	2012	2023	5.1%	3,801
	7,721			TOTAL	15,706

TOTAL					50,413

(*) Subordinated CDBs may be redeemed from November 2011.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.129

NOTE 34 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

From this quarter on, the way of presenting the segments was changed, so that it is better aligned with the follow-up of the change in results. The nomenclature was changed in order to adjust it to the reality of the current structure, as we now have the following segments: Commercial Bank – Retail, Wholesale Bank, Consumer Credit – Retail and Activities with the Market + Corporation. The results of medium businesses, previously allocated to the former Commercial Bank segment, are now to be reported in the Wholesale Bank, and this was the main change of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank - Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Wholesale Bank

The result of the Wholesale Bank segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

•	Consumer Credit - Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated Capital and Income Tax Rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated Capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. For the financial statements by segment we adopted the Economic Allocated Capital (EAC) model, which, in addition to allocated capital tier I, considers the allocated capital tier II (subordinated debt) and the effects of the calculation of expected credit losses, additional to that required by the Central Bank of Brazil CMN Circular No. 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.130

Income Tax Rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Managerial financial margin: The managerial financial margin considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-Interest Expenses Income to Expenses for Allowance for Loan Losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.131

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2013

(In millions of reais, except for share information)

Consolidated Statement of Income	COMMERCIAL BANK RETAIL	CONSUMER CREDIT RETAIL	WHOLESALE BANK	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	10,624	3,630	3,572	991	18,817	629	19,446
Interest margin (1)	5,687	2,257	2,668	914	11,526	838	12,364
Banking service fees	2,868	1,373	832	49	5,122	135	5,257
Income from insurance, private pension, and capitalization operations before claim and selling expenses	2,069	-	72	28	2,169	(491)	1,678
Other income	-	-	-	-	-	147	147
Losses on loans and claims	(2,427)	(1,207)	(733)	(53)	(4,420)	78	(4,342)
Expenses for allowance for loan and lease losses	(2,681)	(1,431)	(774)	(53)	(4,939)	78	(4,861)
Recovery of loans written off as loss	806	224	56	-	1,086	-	1,086
Expenses for claims/Recovery of claims under reinsurance	(552)	-	(15)	-	(567)	-	(567)
Operating margin	8,197	2,423	2,839	938	14,397	707	15,104
Other operating income (expenses)	(6,139)	(1,878)	(1,391)	(161)	(9,569)	(725)	(10,294)
Non-interest expenses (2)	(5,544)	(1,615)	(1,189)	(179)	(8,527)	(637)	(9,164)
Tax expenses for ISS, PIS and COFINS and Other	(595)	(263)	(202)	18	(1,042)	(140)	(1,182)
Share of profit or (loss) in associates and jointly controlled entities	-	-	-	-	-	52	52
Net income before income tax and social contribution	2,058	545	1,448	777	4,828	(18)	4,810
Income tax and social contribution	(709)	(117)	(451)	(18)	(1,295)	(25)	(1,320)
Non-controlling interest in subsidiaries	-	(19)	-	(2)	(21)	13	(8)
NET INCOME	1,349	409	997	757	3,512	(30)	3,482

(1) Includes net interest and similar income and expenses of R$ 12,858, dividend income of R$ 64, net gain (loss) from investment securities and derivatives of R$ (941), and results from foreign exchange results and exchange variation of transactions abroad of R$ 383.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 360 and amortization expenses of R$ 202.

Total assets (1)	707,575	89,752	284,296	119,406	1,028,707	(81,052)	947,655
Total liabilities	687,182	80,619	260,803	96,311	952,594	(82,116)	870,478

(1) Includes:
Investments in associates and jointly controlled entities	-	847	96	1,309	2,252	895	3,147
Fixed assets, net	4,486	506	612	-	5,604	56	5,660
Intangible assets, net	2,982	1,191	591	-	4,764	75	4,839

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.132

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2012

(In millions of reais except per share information)

Consolidated Statement of Income	COMMERCIAL BANK RETAIL	CONSUMER CREDIT RETAIL	WHOLESALE BANK	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	13,063	3,458	1,885	1,443	19,828	1,008	20,836
Interest margin (1)	8,537	2,053	1,357	1,357	13,306	1,243	14,549
Banking service fees	2,960	1,405	562	86	5,003	(341)	4,662
Income from insurance, private pension, and capitalization operations before claim and selling expenses	1,468	(12)	5	-	1,461	13	1,474
Other income	98	12	(39)	-	58	93	151
Losses on loans and claims	(3,948)	(1,253)	(26)	(77)	(5,304)	(30)	(5,334)
Expenses for allowance for loan and lease losses	(4,366)	(1,531)	(79)	(55)	(6,031)	(32)	(6,063)
Recovery of loans written off as loss	883	278	53	(22)	1,192	1	1,193
Expenses for claims/Recovery of claims under reinsurance	(465)	-	-	-	(465)	1	(464)
Operating margin	9,115	2,205	1,859	1,366	14,524	978	15,502
Other operating income (expenses)	(6,741)	(1,763)	(771)	(103)	(9,385)	(784)	(10,169)
Non-interest expenses (2)	(6,127)	(1,526)	(682)	(87)	(8,429)	(491)	(8,920)
Tax expenses for ISS, PIS and COFINS and Other	(673)	(229)	(97)	(42)	(1,041)	(168)	(1,209)
Share of profit or (loss) in associates and jointly controlled entities	52	-	3	26	81	(121)	(40)
Other	7	(8)	5	-	4	(4)	-
Net income before income tax and social contribution	2,374	442	1,088	1,263	5,139	194	5,333
Income tax and social contribution	(748)	(85)	(361)	(210)	(1,404)	(450)	(1,854)
Non-controlling interest in subsidiaries	-	-	-	(219)	(191)	(3)	(194)
NET INCOME	1,626	357	727	834	3,544	(259)	3,285
(1) Includes net interest and similar income and expenses of R$ 12,966, net income of R$ 64, net gain (loss) from investment securities and derivatives of R$ 1,050 and foreign exchange results and exchange variation on transactions of abroad R$ 469.

(2) Refers to general and administrative expenses including depreciation expenses R$ 311 and amortization R$ 202.

Total assets (1) - 12/31/2011	571,315	101,453	191,620	115,171	851,332	(33,196)	818,136
Total liabilities - 12/31/2011	542,702	91,820	181,226	90,723	778,244	(35,444)	742,800

(1) Includes:
Investments in associates and jointly controlled entities	-	-	3	1,681	1,684	860	2,544
Fixed assets, net	4,454	467	366	-	5,287	71	5,358
Intangible assets, net	2,803	668	339	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.133

Information on income from financial operations by geographical area is as follows:

	01/01 to 03/31/2013			01/01 to 03/31/2012
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	19,216	1,642	20,858	26,212	1,720	27,932
Non-current assets	9,788	711	10,499	8,489	694	9,183

(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

NOTE 35 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A., BSF Holding S.A., Tecnologia Bancária S.A., MCC Securities Inc and MCC Corredora de Bolsa S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.134

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/ (LIABILITIES)		REVENUE /(EXPENSES)
	Annual rate	03/31/2013	12/31/2012	01/01 a 03/31/2013	01/01 a 03/31/2012
Interbank deposits		-	1,604	-	45
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	614	-	15
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Nota 2.4a I)		-	-	-	5
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	990	-	25
Deposits		-	(3)	-	(1)
Duratex S.A.		-	(2)	-	(1)
Porto Seguro S.A.		-	(1)	-	-
Securities sold under repurchase agreements		(28)	(54)	(1)	(3)
Duratex S.A.	100% of SELIC	(19)	(11)	(1)	-
Itautec S.A.	100% of SELIC	(2)	(2)	-	-
FIC Promotora de Venda Ltda.		-	(18)	-	-
Facilita Promotora S.A.	100% of SELIC	(7)	(2)	-	-
Banco Investcred Unibanco S.A.		-	(19)	-	-
Maxfácil Participações S.A.		-	-	-	(2)
Other		-	(2)	-	(1)
Amounts receivable from (payable to) related companies		(84)	(117)	-	-
Porto Seguro S.A.		-	12	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	(4)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	(5)	-	-
Fundação Itaubanco		-	1	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(6)	(6)	-	-
Fundação BEMGEPREV		-	(9)	-	-
UBB Prev Previdência Complementar		-	(25)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(79)	(81)	-	-
Other		1	-	-	-
Banking service fees (expenses)		-	-	10	3
Fundação Itaubanco		-	-	8	6
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	-	-	(3)
Olimpia Promoção e Serviços S.A.		-	-	-	(3)
Other		-	-	1	2
Rental revenues (expenses)		-	-	(14)	(10)
Fundação Itaubanco		-	-	(12)	(7)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(3)
Donation expenses		-	-	(26)	(21)
Associação Clube "A"		-	-	(1)	(1)
Instituto Itaú Cultural		-	-	(25)	(20)
Data processing expenses		-	-	(71)	(72)
Itautec S.A.		-	-	(71)	(72)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 1 (R$ 2 from 01/01 to 03/31/2012) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.135

ITAÚ UNIBANCO HOLDING has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. ITAÚ UNIBANCO HOLDING is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

b)	Compensation of the key management personnel

Resolution No. 3,921/2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to March 31, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 03/31/2013	01/01 to 03/31/2012
Compensation	58	79
Board of directors	5	1
Executives	53	78
Profit sharing	65	28
Board of directors	5	2
Executives	60	26
Contributions to pension plans	1	1
Executives	1	1
Stock option plan – executives	44	36
Total	168	144

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.136

NOTE 36 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

1.	Credit risk measurement

Credit risk is the possibility of incurring losses in connection with (i) the breach by the borrower or counterpart of the respective agreed-upon financial obligations, (ii) devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) reduction in gains or compensation, or (iv) advantages given upon renegotiation or (v) due to recovery costs.

In line with the principles of CMN Resolution No. 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

ITAÚ UNIBANCO HOLDING manages credit risk aims at creating shareholder value, by means of the analysis of return adjusted to risk, focused on maintaining the quality of the loan portfolio in levels appropriate to each market area in which it operates.

ITAÚ UNIBANCO HOLDING takes into account the probability of default by customer or counterparty (PD), the estimated value of the exposure at default (EAD) and loss given default (LGD), in addition to the concentration on borrowers and its relation among the several economic activity sectors to calculate credit risk. The assessment of these risk components is a part of the credit granting process, the portfolio management and definition of limits.

ITAÚ UNIBANCO has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

The centralized control area analyzes the impact of creating or changing credit policies or products, in conformity with governance, before its implementation, so as to permit the identification and quantification of uncertainties inherent in each business unit. The process for analyzing the policy and products enables Itaú Unibanco to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions and optimization of business opportunities.

The table below shows the correspondence between risk levels attributed by the group’s internal models (strong, satisfactory, higher risk and impairment) and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Impaired	Corporate operations with a PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.137

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

2.	Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units and internal audit, as required by current regulations.

The centralized management of portfolios is maintained by an independent executive area responsible for Controlling over the credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, areas, product and other variables deemed relevant.

The decentralized management of portfolios, focused on management, is performed by all credit areas of the business units, which assess the portfolios in detail. Monitoring for management purposes analyzes the loan portfolio in detail, and it may be performed on an aggregate basis (preferably following the same parameters used in credit policy) or in client level.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with.

ITAÚ INIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the Provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.138

5.	Credit risk exposure

	03/31/2013			12/31/2012
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	7,203	10,691	17,894	9,254	14,572	23,826
Securities purchased under agreements to resell	181,666	1,100	182,766	162,235	502	162,737
Financial assets held for trading	125,402	5,964	131,366	139,699	5,817	145,516
Financial assets designated at fair value through profit or loss	5	219	224	4	216	220
Derivatives	6,031	3,235	9,266	7,615	3,982	11,597
Available-for-sale financial assets	25,030	56,215	81,245	36,214	54,655	90,869
Held-to-maturity financial assets	2,839	538	3,377	2,656	546	3,202
Loan operations and lease operations	259,166	87,825	346,991	259,540	81,731	341,271
Other financial assets	38,971	3,514	42,485	41,284	3,208	44,492
Off balance sheet	280,227	14,485	294,712	274,822	14,653	289,475
Endorsements and sureties	59,000	3,891	62,891	56,470	3,840	60,310
Letters of credit	15,551	-	15,551	14,605	-	14,605
Commitments to be released	205,676	10,594	216,270	203,747	10,813	214,560
Mortgage loans	11,727	-	11,727	13,004	-	13,004
Overdraft accounts	96,632	-	96,632	96,935	-	96,935
Credit cards	85,962	666	86,628	82,478	669	83,147
Other pre-approved limits	11,355	9,928	21,283	11,330	10,144	21,474
Total	926,540	183,786	1,110,326	933,323	179,882	1,113,205

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.139

The table above presents the maximum exposure at March 31, 2013 and December 31, 2012, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	79.4% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating.

•	only 8.0% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.1% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	03/31/2013%		12/31/2012%
Public sector	1,368	0.4%	877	0.2%
Industry and commerce	106,944	28.7%	107,405	29.3%
Services	78,592	21.1%	77,922	21.2%
Natural resources	17,917	4.8%	16,649	4.5%
Individuals	2,183	0.6%	2,194	0.6%
Other sectors	165,011	44.4%	161,937	44.2%
Total	372,015	100.0%	366,984	100.0%

b)	Other financial assets (*)

	03/31/2013%		12/31/2012%
Natural resources	1,719	0.4%	1,924	0.4%
Public sector	152,030	35.7%	110,012	25.1%
Industry and commerce	11,477	2.7%	7,563	1.7%
Services	37,258	8.7%	129,223	29.5%
Other sectors	22,940	5.4%	2,633	0.6%
Individuals	54	0.0%	49	0.0%
Financial	200,660	47.1%	186,563	42.6%
Total	426,138	100.0%	437,967	100.0%

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.140

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	03/31/2013				12/31/2012
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower Risk	244,849	10,711	-	255,560	249,282	5,438	-	254,720
Satisfactory	65,467	10,830	-	76,297	61,075	9,436	-	70,511
Higher Risk	13,019	8,108	-	21,127	14,190	8,052	-	22,242
Impaired	-	-	19,031	19,031	-	-	19,511	19,511
Total	323,335	29,649	19,031	372,015	324,547	22,926	19,511	366,984
%	86.9%	8.0%	5.1%	100.0%	88.5%	6.2%	5.3%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	03/31/2013					12/31/2012
	Lower Risk	Satisfactory	Higher Risk	Impaired	Total	Lower Risk	Satisfactory	Higher Risk	Impaired	Total
Individuals	85,912	43,170	12,610	11,519	153,211	85,616	40,781	12,889	11,593	150,879
Credit cards	24,037	12,666	2,299	2,305	41,307	24,551	11,692	1,992	2,296	40,531
Personal	16,041	15,549	7,484	4,726	43,800	14,402	13,543	7,848	4,862	40,655
Vehicles	28,162	13,714	2,794	4,269	48,939	29,887	14,493	3,016	4,250	51,646
Mortgage loans	17,672	1,241	33	219	19,165	16,776	1,053	33	185	18,047

Corporate	99,923	5,672	-	1,553	107,148	97,655	4,648	1	1,467	103,771

Small and medium businesses	47,797	21,638	8,081	5,810	83,326	47,825	22,129	8,896	6,335	85,185

Foreign loans - Latin America	21,928	5,817	436	149	28,330	23,624	2,953	456	116	27,149
Total	255,560	76,297	21,127	19,031	372,015	254,720	70,511	22,242	19,511	366,984
%	68.7%	20.5%	5.7%	5.1%	100.0%	69.4%	19.2%	6.1%	5.3%	100.0%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.141

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	03/31/2013				12/31/2012
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	98,399	5,625	-	104,024	96,859	4,647	-	101,506

II- Collectively-evaluated

Individuals	79,034	34,584	7,102	120,720	82,227	32,970	7,540	122,737
Credit card	23,831	11,838	1,529	37,198	24,385	11,076	1,352	36,813
Personal	15,374	14,422	4,951	34,747	14,211	12,659	5,439	32,309
Vehicles	25,256	7,766	610	33,632	27,347	8,737	736	36,820
Mortgage loans	14,573	558	12	15,143	16,284	498	13	16,795

Small and medium businesses	46,785	19,964	5,599	72,348	47,163	20,739	6,293	74,195

Foreign loans and Latin America	20,631	5,294	318	26,243	23,033	2,719	357	26,109

Total	244,849	65,467	13,019	323,335	249,282	61,075	14,190	324,547

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (Loans overdue not impaired):

	03/31/2013				12/31/2012
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	14,694	4,500	1,775	20,969	10,732	4,075	1,743	16,550
Credit card	1,021	421	362	1,804	832	308	283	1,423
Personal	2,779	1,092	454	4,325	2,045	991	449	3,485
Vehicles	7,480	2,688	870	11,038	7,099	2,559	918	10,576
Mortgage loans	3,414	299	89	3,802	756	217	93	1,066

Corporate	1,426	114	32	1,572	686	88	23	797

Small and medium businesses	3,386	1,196	587	5,169	2,912	1,171	572	4,655

Foreign loans - Latin America	1,753	125	61	1,939	794	98	32	924
Total	21,259	5,935	2,455	29,649	15,124	5,432	2,370	22,926

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.142

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

		03/31/2013
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower Risk	200,660	119,094	224	4,615	50,294	3,358	378,245
Satisfactory	-	7,941	-	3,896	30,288	19	42,144
Higher risk	-	4,331	-	755	663	-	5,749
Total	200,660	131,366	224	9,266	81,245	3,377	426,138
%	47.1%	30.8%	0.1%	2.2%	19.1%	0.8%	100.0%

		12/31/2012
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower Risk	186,563	98,147	220	4,458	22,808	3,084	315,280
Satisfactory	-	47,369	-	7,122	68,037	118	122,646
Higher Risk	-	-	-	17	24	-	41
Total	186,563	145,516	220	11,597	90,869	3,202	437,967
%	42.7%	33.2%	0.1%	2.6%	20.7%	0.7%	100.0%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.143

6.1.3 Collateral held for loan and lease operations portfolio

	03/31/2013				12/31/2012
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	61,172	142,394	6,148	5,284	60,635	140,466	8,021	6,933
Personal	368	1,072	23	17	329	946	17	12
Vehicles	41,774	74,718	5,897	5,135	42,610	73,709	7,809	6,813
Mortgage loans	19,030	66,604	228	131	17,695	65,812	196	108

Small, Medium Businesses and Corporate	138,728	505,504	24,179	3,232	127,655	439,665	33,917	14,408

Foreign loans - Latin America	8,608	12,355	19,723	11,661	5,441	8,695	21,708	12,053

Total	208,507	660,254	50,050	20,176	193,731	588,827	63,646	33,394

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 113,458 (R$ 109,607 at December 31, 2012).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage Loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.144

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category.

The total amount of Renegotiated Loans, of R$ 19.124 (R$ 19.483 at December 31, 2012 ), includes operations arising from current operations or operations overdue for less than 30 days, an effect of changes in the original contractual terms, in the amount of R$ 5.108 (R$ 4.964 at December 31, 2012 ).

Accordingly, Renegotiated loan operations totaled R$ 14.016 (R$ 14.159 at December 31, 2012).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 a 03/31/2013	01/01 a 03/31/2012
Real estate not for own use	-	1
Residential properties - mortgage loans	17	9
Total	17	10

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.145

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio, through adequate limit structure, models and management tools.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, the policy of risk management is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007 and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•     Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development;

•     Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;

•     Increasing transparency on the way the business seeks the optimization of results;

•     Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•     Avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business and audit areas and is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and people in charge, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.146

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Measurement of market risk segregates operations in the trading portfolio and the banking portfolio, pursuant to the criteria set forth Basel Accord as amended, and in the resolutions: BACEN Circular No. 3,354 of June 27, 2007 and No. 3,464.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitration opportunities.

The banking portfolio consists of all transactions not classified within the trading book. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of ITAÚ UNIBANCO HOLDING and held not for trading in the short term. Its composition may include derivatives.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•     Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:

-	Fixed rates in Brazilian reais;
-	Rates of coupon indexed to certain interest rates;

•     Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate;

•     Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•     Price indices: risk of financial losses on operations subject to changes in price index coupon rates;

•     Shares: risk of loss on transactions subject to changes in equities prices;

•     Commodities: Risk of losses in operations subject to variation in goods prices.

Market risk for interest rate in the Trading and Banking Portfolio is managed by a combination of processes, including marking-to-market positions, calculating sensitivity to interest rate variations, Value at Risk (VaR) and running stress tests across the portfólio, these processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Market risk is analyzed based on the following metrics:

•     Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain d time horizon and confidence level;

•     Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;

•     Stop Loss alert: additional stress scenario in which the results are added to the potential maximum loss in optimistic and pessimistic scenarios;

•     Concentration: Cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.147

•     Stressed VaR: Statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios, out of the window used for current VaR.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•     Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•     Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•     Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing;

•     Stop Loss: the maximum loss that transactions classified in the trading book may reach.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems mainly takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial and market requirements, ITAÚ UNIBANCO HOLDING is implementing a new tool to control market risk as part of the evolutionary process to meet any future regulatory requirements.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In the three first months of the year, the average global VaR was R$ 287 million, or 0.39% of total stockholders’ equity (throughout 2012 it was R$ 290 million or 0.38%).

								(in R$ million)
	VaR Global (*)
	Average	Minimum	Maximum	03/31/2013	Average	Minimum	Maximum	12/31/2012
Risk factor group
Brazilian Interest rate	288.5	159.4	416.9	166.4	191.2	71.8	427.6	348.7
Other Interest rate	10.6	8.6	16.8	16.7	20.4	7.3	49.6	11.4
FX rate	25.6	9.9	37.5	23.7	25.7	4.6	53.9	8.8
Brazilian Inflation Indexes	48.5	37.3	55.8	55.8	110.3	14.8	325.0	51.2
Equities and Commodities	16.8	14.0	21.6	16.9	24.2	13.6	43.5	16.8

Foreign units (**)
Itaú BBA International	2.9	1.7	4.1	2.7	1.7	0.7	5.1	1.1
Itaú Argentina	2.9	2.2	3.9	3.2	3.0	1.7	5.6	5.5
Itaú Chile	4.2	2.2	6.0	2.7	5.5	3.2	9.6	4.4
Itaú Uruguay	2.1	1.6	2.8	1.8	1.7	0.3	3.4	2.0
Itaú Paraguay	0.7	0.4	1.8	1.7	0.4	0.2	1.4	1.0
Itaú BBA Colombia	0.0	0.0	0.0	0.0

Effect of diversification				(97.7)				(77.1)
Global Risk	286.7	158.2	443.4	193.6	289.7	118.0	601.4	373.7

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.148

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interest rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	03/31/2013						12/31/2012
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	264,552	180,053	73,320	249,044	89,435	856,404	255,232	191,194	78,496	246,502	97,228	868,652
Interbank deposits	10,009	6,471	616	798	-	17,894	15,321	3,274	4,835	395	1	23,826
Securities purchased under agreements to resell	123,036	59,730	-	-	-	182,766	87,829	71,539	3,190	179	-	162,737
Central Bank compulsory deposits	58,251	-	-	-	-	58,251	63,701	-	-	-	-	63,701
Held-for-trading financial assets	5,350	7,354	13,196	85,605	19,861	131,366	17,163	7,251	7,920	85,581	27,601	145,516
Financial assets held for trading and designated at fair value through profit or loss	-	-	-	-	224	224	220	-	-	-	-	220
Available-for-sale financial assets	6,334	8,052	5,007	28,605	33,247	81,245	13,120	7,914	5,481	29,470	34,884	90,869
Held-to-maturity financial assets	2	132	45	148	3,050	3,377	-	118	70	147	2,867	3,202
Derivatives	833	2,918	865	3,836	814	9,266	1,943	3,581	1,390	3,742	941	11,597
Loan and lease operations portfolio	60,737	95,396	53,591	130,052	32,239	372,015	55,935	97,517	55,610	126,988	30,934	366,984
Interest-bearing liabilities	247,252	66,808	55,511	220,475	58,182	648,228	233,991	78,742	59,229	210,743	76,688	659,393
Savings deposits	87,072	-	-	-	-	87,072	83,451	-	-	-	-	83,451
Time deposits	21,039	13,428	15,185	57,060	2,609	109,321	12,369	20,861	16,667	62,226	5,109	117,232
Interbank deposits	3,440	4,046	647	311	-	8,444	2,643	3,550	1,201	207	-	7,601
Deposits received under repurchase agreements	124,192	15,307	16,240	86,222	20,931	262,892	123,001	17,838	16,281	82,424	27,861	267,405
Interbank market	6,664	27,152	20,521	39,853	5,167	99,357	5,606	26,871	21,065	38,802	4,729	97,073
Institutional market	1,468	4,885	1,978	32,442	28,460	69,233	2,299	7,018	2,753	22,062	37,896	72,028
Derivatives	434	1,952	908	4,171	920	8,385	1,724	2,582	1,211	4,500	1,052	11,069
Financial liabilities held for trading	13	38	32	416	95	594	6	22	51	522	41	642
Liabilities for capitalization plans	2,930	-	-	-	-	2,930	2,892	-	-	-	-	2,892
Difference asset/ liability (2)	17,300	113,245	17,809	28,569	31,253	208,176	21,241	112,452	19,267	35,759	20,540	209,259
Cumulative difference	17,300	130,545	148,354	176,923	208,176		21,241	133,693	152,960	188,719	209,259
Ratio of cumulative difference to total interest-bearing assets	2.0%	15.2%	17.3%	20.7%	24.3%		2.4%	15.4%	17.6%	21.7%	24.1%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.149

Position of accounts subject to currency risk

	03/31/2013
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	6,009	451	36	2,355	8,851
Central Bank compulsory deposits	-	-	1	2,804	2,805
Interbank deposits	8,129	-	1	2,561	10,691
Securities purchased under agreements to resell	875	-	-	225	1,100
Financial assets held for trading	5,579	-	-	385	5,964
Financial assets designated at fair value through profit or loss	219	-	-	-	219
Derivatives	2,912	-	-	323	3,235
Available-for-sale financial assets	52,766	-	-	3,449	56,215
Held-to-maturity financial assets	538	-	-	-	538
Loan operations and lease operations portfolio, net	51,505	2,069	-	34,251	87,825
TOTAL ASSETS	128,532	2,520	38	46,353	177,443

	03/31/2013
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	34,176	-	439	27,850	62,465
Securities sold under repurchase agreements	18,670	-	-	492	19,162
Financial liabilities held for trading	716	-	-	-	716
Derivatives	2,391	-	-	187	2,578
Interbank market debt	34,534	142	-	2,889	37,565
Institutional market debt	56,486	-	-	2,670	59,156
TOTAL LIABILITIES	146,973	142	439	34,088	181,642

NET POSITION	(18,441)	2,378	(401)	12,265	(4,199)

The exposure to share price risk is disclosed in Note 07 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2012
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	5,681	388	39	2,602	8,710
Central Bank compulsory deposits	-	-	1	2,528	2,529
Interbank deposits	11,160	1,209	1	2,202	14,572
Securities purchased under agreements to resell	463	-	-	39	502
Financial assets held for trading	4,909	646	-	262	5,817
Financial assets designated at fair value through profit or loss	-	216	-	-	216
Derivatives	3,100	588	-	294	3,982
Available-for-sale financial assets	50,828	354	-	3,473	54,655
Held-to-maturity financial assets	546	-	-	-	546
Loan operations and lease operations portfolio, net	44,417	4,950	1	32,363	81,731
TOTAL ASSETS	121,104	8,351	42	43,763	173,260

	12/31/2012
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	32,602	1,917	441	26,836	61,796
Securities sold under securities repurchase agreements	17,156	-	-	622	17,778
Financial liabilities held for trading	-	720	-	-	720
Derivatives	2,755	493	-	205	3,453
Interbank market debt	27,430	150	-	2,393	29,973
Institutional market debt	52,421	3,065	-	2,411	57,897
TOTAL LIABILITIES	132,364	6,345	441	32,467	171,617

NET POSITION	(11,260)	2,006	(399)	11,296	1,643

The exposure to share price risk is disclosed in Note 07 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.150

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular No. 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 465.9 billion (R$ 481.1 billion at 12/31/2012), particularly funding from time deposits. A considerable portion of these funds – 32.6% of total, or R$ 152.1 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

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	03/31/2013			12/31/2012
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	145,268	238,555		133,377	243,199
Demand deposits	33,718	33,718	7.2	34,916	34,916	7.3
Savings deposits	87,072	87,072	18.7	83,451	83,451	17.3
Time deposits	21,039	109,321	23.5	12,368	117,232	24.4
Other	3,439	8,444	1.8	2,642	7,600	1.6
Funds from acceptances and issuance of securities (1)	3,354	53,277	11.4	3,863	55,108	11.5
Funds from own issue (2)	3,133	121,259	26.0	3,394	127,652	26.5
Subordinated debt	341	52,823	11.3	797	55,179	11.5
Total	152,096	465,914		141,431	481,138

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the first quarter of 2013, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 112.9 billion and accounted for 74.3% of the short-term redeemable obligations, 24.2% of total funding, and 16.4% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2013%	03/31/2012%
Net assets (1) / funds within 30 days (2)	74.3	85.4
Net assets (1) / total funds (3)	24.2	25.1
Net assets (1) / total assets (4)	16.4	17.7

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial Assets

(2) Table Funding from clients (Total Funding from clients 0-30 days)

(3) Table Funding from clients (Total Funding from clients)

(4) Detailed in the table Undiscounted future flows – Financial Assets, total present value regards R$ 688,191 (R$ 682,867 at 12/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis em IFRS – 31 de Março de 2013	| F.152

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	31/03/2013					31/03/2012
FINANCIAL ASSETS (1)	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total
Cash and deposits on demand	13,737	-	-	-	13,737	13,967	-	-	-	13,967

Interbank investments	145,635	42,979	859	75	189,548	109,340	61,934	320	159	171,753
Securities purchased under agreements to resell – Funded position (2)	46,925	-	-	-	46,925	22,895	-	-	1	22,896
Securities purchased under agreements to resell – Financed position	88,702	35,654	-	-	124,356	71,124	53,678	-	-	124,802
Interbank deposits	10,008	7,325	859	75	18,267	15,321	8,256	320	158	24,055

Securities	57,717	8,551	20,108	106,875	193,251	102,046	7,293	9,261	78,689	197,289
Government securities - available	52,277	-	-	-	52,277	83,980	-	-	-	83,980
Government securities – subject to repurchase commitments	149	3,279	10,045	66,501	79,974	13,581	2,208	1,024	37,165	53,978
Private securities - available	5,114	4,375	9,467	36,252	55,208	4,482	4,229	7,968	37,201	53,880
Private securities – subject to repurchase commitments	177	897	596	4,122	5,792	3	856	269	4,323	5,451

Derivative financial instruments	833	3,783	1,752	2,898	9,266	1,943	4,971	1,756	2,927	11,597

Loan and lease operations portfolio (3)	51,589	159,209	78,919	117,273	406,990	48,460	153,079	82,459	116,066	400,064

Total Financial Assets	269,511	214,522	101,638	227,121	812,792	275,756	227,277	93,796	197,841	794,670

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 61,861 (R$ 63,701 at 12/31/2012), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 6,218 (R$ 9,106 at 12/31/2012) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 25,776 (R$ 27,382 at 12/31/2012).

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Undiscounted future flows except for derivatives	03/31/2013					12/31/2012
FINANCIAL LIABILITIES	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	139,923	38,844	14,758	70,366	263,891	133,310	42,494	15,290	74,632	265,726
Demand deposits	33,718	-	-	-	33,718	34,916	-	-	-	34,916
Savings deposits	87,072	-	-	-	87,072	83,451	-	-	-	83,451
Time deposit	15,782	34,042	14,582	70,123	134,529	12,261	37,620	15,150	74,402	139,433
Interbank deposits	3,351	4,802	176	243	8,572	2,682	4,874	140	230	7,926

Compulsory deposits	(35,507)	(9,119)	(2,779)	(14,456)	(61,861)	(35,238)	(9,761)	(3,744)	(14,959)	(63,702)
Demand deposits	(6,037)	-	-	-	(6,037)	(8,590)	-	-	-	(8,590)
Savings deposits	(24,592)	-	-	-	(24,592)	(23,582)	-	-	-	(23,582)
Time deposit	(4,878)	(9,119)	(2,779)	(14,456)	(31,232)	(3,066)	(9,761)	(3,744)	(14,959)	(31,530)

Securities sold under repurchase agreements (1)	145,108	32,919	52,171	89,373	319,572	134,028	35,529	54,086	85,195	308,838

Funds from acceptances and issuance of securities (2)	3,354	26,966	10,534	17,270	58,124	3,793	29,349	11,049	15,526	59,717

Borrowings and onlending (3)	4,679	28,504	11,950	22,590	67,723	2,938	27,596	11,277	24,083	65,894

Subordinated debt (4)	487	2,402	7,766	61,211	71,866	831	4,352	7,726	61,698	74,607

Derivative financial instruments	434	2,860	1,744	3,347	8,385	1,724	3,793	2,154	3,398	11,069

Total Financial Liabilities	258,478	123,376	96,144	249,701	727,700	241,386	133,352	97,838	249,573	722,149

(1) Includes Own and Third Parties’ Portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

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	03/31/2013					12/31/2012
Off Balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	1,817	12,947	2,704	45,423	62,891	1,526	13,271	3,078	42,435	60,310
Commitments to be released	100,945	19,000	19,537	76,788	216,270	94,197	25,452	15,675	79,236	214,560
Letters of credit to be released	15,551	-	-	-	15,551	14,605	-	-	-	14,605
Total	118,313	31,947	22,241	122,211	294,712	110,328	38,723	18,753	121,671	289,475

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